Execution Version

______________________________________________________________________________

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and among

LIBERATED SYNDICATION, INC.

ADVERTISECAST, LLC,

 THE MEMBERS OF ADVERTISECAST, LLC,

Dave Hanley,

and

Trevr Smithlin, as Member Representative

March 29, 2021

______________________________________________________________________________

THIS DOCUMENT IS INTENDED SOLELY TO FACILITATE DISCUSSIONS AMONG THE PARTIES IDENTIFIED HEREIN. IT IS NOT INTENDED TO CREATE, AND IT WILL NOT BE DEEMED TO CREATE, A LEGALLY BINDING OR ENFORCEABLE OFFER OR AGREEMENT OF ANY TYPE OR NATURE PRIOR TO THE ACTUAL EXECUTION OF THIS DOCUMENT BY ALL SUCH PARTIES AND THE DELIVERY OF AN EXECUTED COPY OF THIS DOCUMENT BY ALL SUCH PARTIES TO ALL OTHER PARTIES. THIS DOCUMENT SHALL BE KEPT CONFIDENTIAL WITH RESPECT TO THE SUBJECT MATTER HEREOF.

TABLE OF CONTENTS

ARTICLE 1. PURCHASE AND SALE		1
1.1	Purchase and Sale of Purchased Interests.	1
1.2	Purchase Price.	2
1.3	Post-Closing Purchase Price Adjustment.	3
1.4	Matters as to Buyer Stock.	4
1.5	Earn-Out.	5
1.6	Withholding Tax.	6
ARTICLE 2. CLOSING; CONDITIONS TO CLOSING; CLOSING DELIVERIES		7
2.1	Closing.	7
2.2	Conditions to Closing.	7
2.3	Closing Deliveries.	9
ARTICLE 3. REPRESENTATIONS AND WARRANTIES OF THE MEMBER PARTIES		10
3.1	Organization and Authority.	11
3.2	Absence of Conflicts.	11
3.3	Ownership of Membership Interests.	11
3.4	Member Parties’ Brokers.	12
3.5	Litigation.	12
3.6	Investor Representations.	12
3.7	No Investment, Tax or Legal Advice.	13
3.8	Additional Acknowledgement.	13
3.9	Limited Ownership.	13
3.10	No Short Position.	13
ARTICLE 4. REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY		14
4.1	Organization and Power.	14
4.2	Authorization.	14
4.3	Capitalization; Subsidiaries.	14
4.4	Absence of Conflicts.	15
4.5	Financial Statements and Other Financial Matters.	15
4.6	Certain Developments.	16
4.7	Real Property.	16
4.8	Tax Matters.	17
4.9	Contracts and Commitments.	18
4.10	Intellectual Property.	20
4.11	Governmental Licenses and Permits.	22
4.12	Employees.	23
4.13	Employee Benefit Plans.	24
4.14	Affiliate Transactions.	27

i

4.15	Compliance with Laws.	27
4.16	Environmental and Safety Matters.	27
4.17	Tangible Assets.	27
4.18	Undisclosed Liabilities.	28
4.19	Notes and Accounts Receivable.	28
4.20	Accounts Payable.	28
4.21	Insurance.	28
4.22	Customers and Suppliers.	29
4.23	Books and Records.	29
4.24	Bank Accounts.	29
4.25	Litigation.	29
4.26	Company Broker.	30
ARTICLE 5. REPRESENTATIONS AND WARRANTIES OF BUYER		30
5.1	Organization and Power.	30
5.2	Authorization.	30
5.3	Absence of Conflicts.	30
5.4	Financial Ability.	30
5.5	Buyer’s Broker.	31
5.6	Solvency.	31
ARTICLE 6. PRE-CLOSING COVENANTS		31
6.1	General.	31
6.2	Consents.	31
6.3	Access.	32
6.4	Conduct of Business.	32
6.5	Notice of Developments.	33
6.6	Employment Matters.	33
6.7	Exclusivity.	33
6.8	R&W Policy.	34
ARTICLE 7. POST-CLOSING COVENANTS		34
7.1	Press Releases and Announcements.	34
7.2	Further Transfers.	34
7.3	Confidentiality.	35
7.4	Cooperation and Proceedings.	35
7.5	Release.	35
7.6	Covenant Not to Use Name.	36
7.7	Employment Matters.	36
7.8	Record Retention.	37
7.9	Employment Agreement.	37
7.10	Up-listing to National Exchange.	38

ARTICLE 8.		38
8.1	Appointment and Powers.	38
8.2	Limitation of Liability.	38
8.3	Reliance.	38
8.4	Replacement of the Member Representative.	39
ARTICLE 9. TAX MATTERS		39
9.1	Tax Matters.	39
ARTICLE 10. INDEMNIFICATION		42
10.1	Survival.	42
10.2	Indemnification by Member Parties.	42
10.3	Indemnification by Buyer.	43
10.4	Time Limitations.	44
10.5	Indemnification Procedures for Third-Party Claims.	44
10.6	Indemnification Procedures for Non-Third-Party Claims.	46
10.7	Contingent Claims.	47
10.8	Effect of Investigation; Waiver.	47
10.9	Treatment of Indemnification Payments.	47
10.10	Materiality.	47
10.11	Other Rights and Remedies Not Affected.	47
10.12	Overlap.	48
10.13	Release of Claims Amounts and Indemnification Escrow Amount.	48
10.14	Exclusive Remedy.	48
ARTICLE 11. TERMINATION; EFFECT OF TERMINATION		49
11.1	Termination.	49
11.2	Effective of Termination.	50
ARTICLE 12. MISCELLANEOUS		50
12.1	Amendment and Waiver.	50
12.2	Notices.	50
12.3	Expenses.	51
12.4	Assignment and Successors.	51
12.5	No Waiver.	52
12.6	Severability.	52
12.7	Further Assurances.	52
12.8	Entire Agreement.	52
12.9	Remedies Cumulative.	53
12.10	Counterparts; Electronic Signatures.	53
12.11	Governing Law.	53
12.12	Consent to Jurisdiction.	53
12.13	No Third-Party Beneficiaries.	54
12.14	Schedules.	54
12.15	Interpretation.	54
Definitions		A-1

SCHEDULES

Schedule A
Percentage Interests
Schedule B
Target Working Capital Schedule
Schedule 1.4(f)
Anti-Dilution Provisions
Schedule 3.4
Members’ Brokers
Schedule 4.1
Organization and Power
Schedule 4.4
Absence of Conflicts
Schedule 4.5
Financial Statements and Other Financial Matters
Schedule 4.6
Certain Developments
Schedule 4.7(a)
Leased Real Property
Schedule 4.8
Tax Matters
Schedule 4.8(c)
Tax Returns and Audits
Schedule 4.9(a)
Contracts and Commitments
Schedule 4.10(a)
Intellectual Property Rights
Schedule 4.10(b)
Intellectual Property Matters
Schedule 4.10(d)
Software
Schedule 4.10(g)
Data Protection Laws
Schedule 4.10(h)
Public Privacy Notices
Schedule 4.10(j)
Risk Assessments
Schedule 4.11
Governmental Licenses and Permits
Schedule 4.12(b)
Employment Contracts
Schedule 4.12(c)
Employment Matters
Schedule 4.12(d)
Employment Obligations
Schedule 4.12(e)
Employees
Schedule 4.12(f)
Employee Proceedings
Schedule 4.13
Employee Benefit Plans
Schedule 4.14
Affiliate Transactions
Schedule 4.18
Undisclosed Liabilities
Schedule 4.21
Insurance
Schedule 4.22
Customers and Suppliers
Schedule 4.24
Bank Accounts
Schedule 4.25
Litigation
Schedule 4.26
Company Broker
Schedule 6.4
Conduct of Business

APPENDICES

Appendix A	-	Definitions

EXHIBITS

Exhibit A	-	Escrow Agreement
Exhibit B	-	Forms of Employment Agreements
Exhibit C	-	Form of Registration Rights Agreement
Exhibit D	-	Form of R&W Policy

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (this “Agreement”) is entered into as of March 29, 2021, by and among Liberated Syndication, Inc., a Nevada corporation (“Buyer”), AdvertiseCast, LLC, a Wisconsin limited liability company (the “Company”), Trevr Smithlin and Techwhale, LLC, a South Carolina limited liability company (each a “Member,” and collectively, the “Members”), Dave Hanley, sole member of Techwhale, LLC (“Hanley” and together with the Members, each a “Member Party” and collectively, the “Member Parties”) and Trevr Smithlin in his capacity as Member Representative. Buyer, the Company, the Member Parties, and the Member Representative are sometimes referred to collectively as the “Parties,” and individually as a “Party.” Capitalized terms used and not otherwise defined in this Agreement have the meanings set forth in Appendix A.

RECITALS

WHEREAS, as of the date hereof, the Members own all of the issued and outstanding equity interests of the Company (the “Membership Interests”) in the respective amounts and of the respective type set forth opposite such Member’s name on Schedule A hereto (the “Percentage Interests”) and Hanley owns all of the issued and outstanding equity interests of Techwhale, LLC.

WHEREAS, the Members wish to sell, transfer and assign all of their right, title and interest in the Membership Interests to Buyer, and Buyer wishes to purchase the Membership Interests from the Members, for the consideration set forth in and subject to the terms and conditions of this Agreement.

WHEREAS, the respective boards of managers or directors or other governing bodies, as applicable, of the Member Parties, the Company and Buyer have approved this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth herein; and

WHEREAS, a portion of the purchase price payable by Buyer to the Members shall be placed in escrow by Buyer, the release of which shall be contingent upon certain events and conditions, all as set forth in this Agreement and the Escrow Agreement.

NOW, THEREFORE, in consideration of the premises, representations and warranties and mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1.
PURCHASE AND SALE

1.1
Purchase and Sale of Purchased Interests.

Subject to the terms and conditions of this Agreement, and in reliance upon the representations, warranties and covenants contained in this Agreement, at the Closing, Buyer or a wholly-owned Subsidiary of Buyer shall purchase all of the Membership Interests (the “Purchased Interests”), from the Members, and the Members shall sell, transfer, and convey the Purchased Interests to Buyer or a wholly-owned Subsidiary of Buyer, free and clear of any Liens.

1.2
Purchase Price.

(a) In consideration for the sale of the Purchased Interests, Buyer or a wholly-owned Subsidiary of Buyer shall pay to the Members an amount equal to the following: (i) the Closing Cash Consideration, minus (ii) Closing Indebtedness, minus (iii) the Members’ Expenses, minus (iv) the Indemnity Escrow Amount, plus (or minus, as the case may be) (v) the amount, if any, of the Working Capital Adjustment (collectively, the sum of items (i) through (v) above is referred to herein as the “Closing Cash Purchase Price”), plus Cash on Hand:

(i) No later than five (5) Business Days prior to the Closing Date, the Member Representative shall deliver to the Buyer a statement (the “Estimated Closing Statement”) setting forth in reasonable detail the Member Representative’s good-faith written estimate of: (A) the Cash on Hand as of the Closing; (B) Closing Indebtedness; (C) Members’ Expenses as of Closing; (D) the Working Capital Adjustment, prepared consistently with the Target Working Capital Schedule; and (E) the estimated Closing Cash Purchase Price based on such Estimated Closing Statement (with such amount being referred to herein as the “Estimated Closing Cash Purchase Price”), and a certificate delivered by the Company that the Estimated Closing Cash Purchase Price was prepared in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classification, judgments and valuation and methodologies that were used in the preparation of the Financial Statements. The Parties shall utilize such Estimated Closing Cash Purchase Price set forth in the Estimated Closing Statement for purposes of making the payment at the Closing contemplated by Section 1.2(a)(i) , and without limiting this Section 1.2(a)(i), the Member Representative shall ensure the Estimated Closing Statement includes a complete and correct statement setting forth the recipients of consideration payable pursuant to this Agreement, the amounts payable to each such recipient hereunder, and the wire transfer instructions of each such recipient.

(ii) The Estimated Closing Cash Purchase Price shall be paid by Buyer or a wholly-owned Subsidiary of Buyer at the Closing in accordance with Section 2.3(a).

(b) In consideration for the sale of the Purchased Interests and subject to Section 1.4, Buyer shall pay and deliver to the Members the Buyer Stock at the Closing in accordance with Section 2.2(a).

(c) In consideration for the sale of the Purchased Interests and subject to Section 1.5, to the extent the Earn-Out Payment is earned and due and payable hereunder, such Earn-Out Payment shall be paid by Buyer or a wholly-owned Subsidiary of Buyer in accordance with Section 1.3.

(d) The Members hereby authorize Buyer or a wholly-owned Subsidiary of Buyer to deposit with the Escrow Agent at the Closing the sum of $280,000 (the “Indemnity Escrow Amount”) into an escrow account (the “Indemnity Escrow Account”) established pursuant to the terms of the Escrow Agreement, to support the Member Parties’ indemnification obligations under ARTICLE 10.

1.3
Post-Closing Purchase Price Adjustment.

(a) Within sixty (60) days following the Closing Date, Buyer shall prepare and deliver to the Member Representative a statement (the “Closing Date Statement”) of the (i) Cash on Hand, (ii) Closing Indebtedness, (iii) Members’ Expenses, and (iv) Working Capital Adjustment, subject to the definitions of Current Assets, Current Liabilities and Closing Date Net Working Capital, prepared consistently with the Target Working Capital Schedule; together with Buyer’s calculation of the resulting Closing Cash Purchase Price (the “Final Closing Cash Purchase Price”). The Member Representative shall have a period (the “Review Period”) of thirty (30) days from the delivery of the Closing Date Statement to review such statement. During the Review Period, Buyer shall upon reasonable advance notice permit Member Representative and Member Representative’s advisors to have reasonable access to the books, records and other documents of the Company pertaining to or used in connection with the preparation of the Closing Date Statement and calculation of the Final Closing Cash Purchase Price and provide Member Representative with copies thereof (as reasonably requested by Member Representative). If, as a result of such review, the Member Representative disagrees with the Closing Date Statement, the Member Representative shall deliver to Buyer a written notice of disagreement (a “Dispute Notice”) prior to the expiration of the Review Period setting forth in reasonable detail the basis for such dispute, the specific items and amounts in dispute, and the Member Representative’s alternative calculation of the Closing Date Statement (including the alternative calculations of each disputed line item). For purposes of this Agreement and subject to Section 1.3(d) and Section 1.3(e) below, the term “Final Adjustment Amount” shall mean an amount that would otherwise need to be paid by Buyer or refunded by the Members so that the total Closing Cash Purchase Price paid equals the Final Closing Cash Purchase Price.

(b) If the Member Representative either (i) fails to deliver a Dispute Notice to Buyer prior to the expiration of the Review Period or (ii) delivers a written notice to Buyer accepting the Closing Date Statement, then, in either case, the amount of the Closing Cash Purchase Price reflected by or contained in the Closing Date Statement shall be the Final Closing Cash Purchase Price and shall be final, binding and conclusive upon the Parties hereto.

(c) If the Member Representative delivers a Dispute Notice to Buyer in a timely manner, then the Member Representative and Buyer shall attempt in good faith to resolve such dispute within thirty (30) days from the date of such Dispute Notice. If the Member Representative and Buyer cannot reach agreement within such thirty (30)-day period, then the dispute shall be promptly referred to BDO USA LLP (the “Neutral Accountant”). The Neutral Accountant shall only resolve such contested items that were properly included by the Member Representative in a timely Dispute Notice and will resolve such items as promptly as may be reasonably practicable consistent with the terms of this Agreement, including making the calculations in accordance with the definitions of Current Assets, Current Liabilities and Closing Date Net Working Capital. Following such review, the Neutral Accountant shall deliver a written opinion setting forth its final determination of the Final Closing Cash Purchase Price, which shall be final, binding and conclusive on the Member Representative and Buyer and shall be used in computing the amount of any adjustment pursuant to this Section 1.3. All fees and expenses of the Neutral Accountant shall be borne (A) by the Buyer in the proportion that the aggregate dollar amount of the disputed items that are successfully disputed by the Member Representative (as finally determined by the Neutral Accountant) bears to the aggregate dollar amount of all disputed items and (B) by Member Representative in the proportion that the aggregate dollar amount of the disputed items that are unsuccessfully disputed by Member Representative (as finally determined by the Neutral Accountant) bears to the aggregate dollar amount of all disputed items. Except with respect to the fees and expenses of the Neutral Accountant, the Parties shall bear their respective fees and expenses (including those of their respective advisors) in preparing, auditing or reviewing, as the case may be, the Closing Date Statement and Dispute Notice, as applicable.

(d) If the Final Adjustment Amount is in favor of the Members, then Buyer shall, within five (5) Business Days of the determination date, pay (or cause to be paid) to the Members such difference by wire transfer of immediately available funds to an account or accounts designated by the Members in writing (or in the absence of any such designation, by corporate check mailed to the Members).

(e) If the Final Adjustment Amount is in favor of Buyer, subject to the following clause (f), then the Members shall, within five (5) Business Days of the determination date, pay Buyer such difference by wire transfer of immediately available funds to an account designated by Buyer in writing (or in the absence of any such designation, by corporate check mailed to Buyer).

(f) Any payments made pursuant to this Section 1.3 shall be treated as an adjustment to the Purchase Price by the Parties for Tax purposes, unless otherwise required by Law.

1.4
Matters as to Buyer Stock.

(a) In the event that the price per share of the Buyer Stock is below $4.80, Buyer shall have the option to substitute cash payment in lieu of issuing additional Buyer Stock in excess of two million eighty three thousand three hundred thirty-three and 33/100 (2,083,333.33) shares of Buyer Stock.

(b) In the event that the price per share of the Buyer Stock is above $5.20, Buyer shall reduce the amount of shares of Buyer Stock issued to the Members by an amount of shares of Buyer Stock equivalent to twenty thousand dollars ($20,000) for every $0.01 above $5.20.

(c) Notwithstanding anything contained herein to the contrary, in order to effectively transfer the Business associated with the Company and the Purchased Interests, Buyer shall have the right to claw-back a portion of the Buyer Stock issued pursuant to Section 1.2(b) from a Member if (i) such Member is terminated by Buyer for Cause (as such term is defined in the Member’s Employment Agreement) or, in the case of any leased employee agreement with Techwhale, LLC, is terminated by Buyer due to a breach of such agreement by Techwhale, LLC, or (ii) such Member terminates his employment with Buyer without Good Reason (as such term is defined in the Member’s Employment Agreement) as follows:

(i) One hundred percent (100%) of the Buyer Stock issued to such Member if that Member terminates his employment with or is terminated by the Company prior to the first (1st) anniversary of the Closing in accordance with this Section 1.4(c);

(ii) Sixty-six and 67/100 percent (66.67%) of the Buyer Stock issued to such Member if that Member terminates his employment with or is terminated by the Company prior to the second (2nd) anniversary of the Closing in accordance with this Section 1.4(c); and

(iii) Thirty-three and 33/100 percent (33.33%) of the Buyer Stock issued to such Member if that Member terminates his employment with or is terminated by the Company prior the third (3rd) anniversary of the Closing in accordance with this Section 1.4(c).

(d) It is the intention of the Parties that the Buyer Stock shall be part of the Purchase Price hereunder for all purposes, and the Parties agree to report it consistently with said intent for tax and accounting purposes.

(e) With respect to the Buyer Stock received by the Members, each Member shall be entitled to certain registration rights related to the sale of their shares of Buyer Stock, pursuant to a Registration Rights Agreement substantially in the form of Exhibit C hereto.

(f) With respect to the Buyer Stock received by each Member pursuant to this Section 1.4, each Member shall be entitled to receive any cash or stock dividends issued to Buyer’s stockholders. In the event that Buyer initiates a rights offering within one (1) year of the Closing, the Buyer Stock received by each Member shall be entitled to the anti-dilution rights outlined in Schedule 1.4(f).

(g) In the event of a Change of Control of Buyer, any right of Buyer to claw-back any of the Buyer Stock issued to each Member pursuant to Section 1.4(c) shall immediately terminate and be of no further force or effect.

1.5
Earn-Out.

(a) As additional Purchase Price consideration for the Purchased Interests, if the Earn-Out Target is attained, then Buyer shall, at its discretion and at such time as provided in Section 1.5(e), pay:
(i) to the Members one million six hundred sixty thousand dollars ($1,660,000) in cash or an equivalent amount of shares of Buyer’s common stock equal to one million six hundred sixty thousand dollars ($1,660,000) divided by the price per share which shall be determined by the volume-weighted average price per share of Buyer’s stock over the twenty (20)-day trading period ending at the end of the Earn-Out Period (the “Members’ Earn-Out Payment”); and

(ii) to the Company Employee Trust three hundred forty thousand dollars ($340,000) in cash or an equivalent amount of shares of Buyer’s common stock equal to three hundred forty thousand dollars ($340,000) divided by the price per share which shall be determined by the volume-weighted average price per share of Buyer’s stock over the twenty (20)-day trading period ending at the end of the Earn-Out Period (the “Company Employee Trust Earn-Out Payment” and together with the Members’ Earn-Out Payment, the “Earn-Out Payment”).

(b) Within sixty (60) days after the end of the Earn-Out Period, Buyer agrees to furnish a reasonably detailed written report to the Member Representative setting forth the amount of the Earn-Out Target for the Earn-Out Period, together with copies of financial statements and any and all documents which evidence the amounts shown as being true, correct and complete (the “Earn-Out Target Statement”). The Member Representative shall have a period (the “EO Review Period”) of thirty (30) days respectively from the delivery of the Earn-Out Target Statement to review such statement. If as a result of such review, the Member Representative disagrees with the Earn-Out Target Statement, the Member Representative shall deliver to Buyer a Dispute Notice (each an “Earn-Out Dispute Notice”) prior to the expiration of the applicable EO Review Period setting forth in reasonable detail the basis for such dispute, the specific items and amounts in dispute, and the Member Representative’s alternative calculation or determination of the applicable figures contained in the statement (including the alternative calculations of each disputed line item).

(c) If the Member Representative either (i) fails to deliver a Earn-Out Dispute Notice to Buyer prior to the expiration of the applicable EO Review Period or (ii) delivers a written notice to Buyer accepting the Earn-Out Target Statement, then, in either case, the calculations of the amounts reflected by or contained in the applicable earn-out statement shall be final, binding and conclusive upon the Parties hereto.

(d) If the Member Representative delivers an Earn-Out Dispute Notice to Buyer in a timely manner, then the Member Representative and Buyer shall attempt in good faith to resolve such dispute within thirty (30) days from the date of such Earn-Out Dispute Notice. If the Member Representative and Buyer cannot reach agreement within such thirty (30)-day period, then the dispute shall be promptly referred to the Neutral Accountant. The Neutral Accountant shall only resolve such contested items that were properly included by the Member Representative in a timely Earn-Out Dispute Notice and will resolve such items as promptly as may be reasonably practicable consistent with the terms of this Agreement, including making the calculations in accordance with the definitions of Earn-Out Period and Earn-Out Target. Following such review, the Neutral Accountant shall deliver a written opinion setting forth its final determination of the applicable revenue target, which shall be final, binding and conclusive on the Member Representative and Buyer and shall be used in computing the amount of any payment pursuant to this Section 1.5. All fees and expenses of the Neutral Accountant shall be borne (A) by the Buyer in the proportion that the aggregate dollar amount of the disputed items that are successfully disputed by the Member Representative (as finally determined by the Neutral Accountant) bears to the aggregate dollar amount of all disputed items and (B) by Member Representative in the proportion that the aggregate dollar amount of the disputed items that are unsuccessfully disputed by Member Representative (as finally determined by the Neutral Accountant) bears to the aggregate dollar amount of all disputed items. Except with respect to the fees and expenses of the Neutral Accountant, the Parties shall bear their respective fees and expenses (including those of their respective advisors) in preparing, auditing or reviewing, as the case may be, the Earn-Out Target Statement and Earn-Out Dispute Notice, as applicable.

(e) In the event Buyer is required to pay the Earn-Out Payment pursuant to Section 1.5(a), the Earn-Out Payment shall be paid in full no later than the end of Buyer’s following fiscal quarter and upon determination by the Parties that the Earn-Out Target Statement is final, binding and conclusive upon the Parties pursuant to Section 1.5(c).

(f) Prior to the end of the Earn-Out Period, Buyer shall ensure there is sufficient authorized and unissued Buyer Stock available to issue the maximum number of shares of Buyer Stock issuable hereunder and/or cash sufficient to fully satisfy the Earn-Out Payment.

(g) After Closing Buyer shall have sole discretion with regard to all matters relating to the operation of the Company; provided, that Buyer shall not, directly or indirectly, take any actions in bad faith that would have the purpose of avoiding or reducing the Earn-out Payment. If Buyer takes any such actions, the Earn-Out Payment shall be deemed earned in full.

(h) In the event of a Change of Control of Buyer during the Earn-Out Period, if the Earn-Out Target has not yet been attained, such Earn-Out Target shall be deemed attained upon the closing of such Change of Control and Buyer shall immediately pay the applicable portion of the Earn-Out Payment to the Members and the Company Employee Trust, respectively, upon the closing of such Change of Control.

(i) Any payments made pursuant to this Section 1.5 shall be treated as an adjustment to the Purchase Price by the Parties for Tax purposes, unless otherwise required by Law.

1.6
Withholding Tax.

Buyer shall be entitled to deduct and withhold from the Purchase Price all Taxes that Buyer may be required to deduct and withhold under any provision of Tax Law. All such withheld amounts shall be treated as delivered to the Members hereunder.

ARTICLE 2.
CLOSING; CONDITIONS TO CLOSING; CLOSING DELIVERIES

2.1
Closing.

The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Burns & Levinson LLP, located at 125 High Street, Boston, Massachusetts (or via the electronic exchange of execution versions of the Transaction Documents and the signature pages thereto via email by .pdf) at 10:00 a.m. local time on the Closing Date or on such later date as is mutually agreeable to Buyer and the Member Parties, provided that the Closing will occur remotely via the electronic exchange of documents, signature pages and required deliverables upon mutual agreement of the Buyer and the Member Representative. The effective time of the Closing for accounting and tax purposes will be 11:59 p.m. on the Closing Date. Unless the parties otherwise agree in writing, the Closing is to occur upon the satisfaction or, to the extent permitted under applicable Law, waiver of the last of the conditions to Closing set forth in this ARTICLE 2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those and all other such conditions at the Closing) and is referred to herein as the “Closing Date.”

2.2
Conditions to Closing.

(a) Condition of Buyer’s Obligations. Buyer’s obligations to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing of each of the following conditions precedent, unless waived in writing by Buyer:

(i) Each of the Member Parties’ and the Company’s Fundamental Representations shall be true and correct in all respects when made and as of the Closing Date (except for those representations that speak as of an earlier date, which shall be true in all respects as of such earlier date); and (ii) each of the representations and warranties made by the Company and the Member Parties in this Agreement and any other Transaction Document (other than the Fundamental Representations) shall be true and correct in all material respects when made and as of the Closing Date (except for those representations that speak as of an earlier date, which shall be true in all material respects as of such earlier date).

(ii) Covenants. The Company and the Member Parties shall have performed and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed and complied with by them prior to or as of the Closing Date.

(iii) No Material Adverse Effect. Since the date of this Agreement, there shall not have been any change, event, or occurrence that has had or would reasonably be expected to have a Material Adverse Effect, individually or in the aggregate, with or without the lapse of time.

(iv) Approvals; Absence of Certain Legal Proceedings. The Parties shall have received all approvals, authorizations, and consents of all Governmental Entities required in connection with the consummation of the transactions contemplated by this Agreement. No suit or other legal Proceeding shall be pending or shall have been commenced that seeks to restrict or prohibit the transactions contemplated by this Agreement.

(v) Consents. All third-party consents and approvals necessary to consummate the transactions contemplated by this Agreement and listed on Schedule 4.4 of the Disclosure Schedules, shall have been obtained, in form and substance reasonably satisfactory to Buyer.

(vi) Estimated Closing Statement. The Member Parties shall have delivered the Estimated Closing Statement to Buyer in compliance with Section 1.2(a)(i).

(vii) Member and Company Deliverables. All deliverables of the Member Parties and the Company under Section 2.3(b) shall have been delivered to Buyer.

(viii) Financial Audit. The Company shall have completed the Financial Audit and Buyer shall consummate the transactions contemplated in this Agreement within seven (7) days of receipt of the completed Financial Audit, provided that (a) the other conditions of this Section 2.2(a) have been met, and (b) the Financial Audit shows that (i) the Company’s revenue for fiscal year ending 2020 is not less than $11,533,420, (ii) the Company’s EBITDA for fiscal year ending 2020 (excluding Member compensation) is not less than $1,139,412, and (iii) the Financial Audit does not indicate that the financial numbers previously presented by the Company are materially inaccurate.

(ix) R&W Policy. Buyer shall have entered into a binding obligation for issuance of the R&W Policy in substantially the form and on the terms and conditions set forth on Exhibit D hereto.

(x) No Material Change to Top Advertising Customer. No material change shall have occurred in the revenues received from the top advertising customer of the Company in the past year preceding the date of this Agreement (by dollar volume received from such customer).

(xi) Cash on Hand. Cash on Hand is not less than $200,000.

(b) Conditions of the Member Parties and the Company. The Members Parties’ and the Company’s obligations to consummate the transactions contemplated by this Agreement are subject to fulfillment at or prior to the Closing of each of the following conditions precedent, unless waived in writing by the Member Parties and the Company:

(i) (i) Each of Buyer’s Fundamental Representations shall be true and correct in all respects when made and as of the Closing Date (except for those representations that speak as of an earlier date, which shall be true in all respects as of such earlier date); and (ii) each of the representations and warranties made by Buyer in this Agreement (other than the Buyer Fundamental Representations) shall be true and correct in all material respects when made and as of the Closing Date (except for those representations that speak as of an earlier date, which shall be true in all material respects as of such earlier date.

(ii) Covenants. Buyer shall have performed and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed and complied with by Buyer prior to or as of the Closing Date.

(iii) No Material Adverse Effect. Since the date of this Agreement, there shall not have been any change, event, or occurrence that has had or would reasonably be expected to have a Material Adverse Effect, individually or in the aggregate, with or without the lapse of time.

(iv) Approvals; Absence of Certain Legal Proceedings. The Parties shall have received all approvals, authorizations, and consents of all Governmental Entities required in connection with the consummation of the transactions contemplated by this Agreement. No suit or other legal Proceeding shall be pending, threatened, anticipated, or shall have been commenced that seeks to restrict or prohibit the transactions contemplated by this Agreement.

(v) Buyer Deliverables. All deliverables of the Buyer under Section 2.3(a) shall have been delivered to the Member Parties.

2.3
Closing Deliveries.

(a) Buyer’s Deliveries. At the Closing, Buyer shall deliver (or cause to be delivered) to the Members, Member Parties, the Company or the Escrow Agent (as appropriate) the following:

(i) The Estimated Closing Cash Purchase Price, by wire transfer of immediately available funds, to the Members, in accordance with the Percentage Interests set forth on Schedule A hereto (to an account or accounts designated in writing by the Members prior to the Closing);

(ii) The Buyer Stock to the Members;

(iii) The Indemnity Escrow Amount, by wire transfer of immediately available funds, to the account designated by the Escrow Agent;

(iv) Counterparts of the Escrow Agreement, duly executed by Buyer;

(v) Counterparts of each of the Employment Agreements for Trevr Smithlin, Dave Hanley and Scott Friebel (or any entity controlled by such individual), duly executed by Buyer;

(vi) Certificate of good standing showing that Buyer is duly organized, validly existing and in good standing in its state of organization;

(vii) Executed certificates of the Secretary (or other authorized officer) of Buyer certifying the names and signatures of the officers of Buyer authorized to sign this Agreement and the other Transaction Documents;

(viii) Copies of the certificate of incorporation and bylaws of Buyer certified as true and correct by the Secretary (or other authorized officer) of Buyer; and

(b) Member Parties and Company Deliveries. Prior to or at the Closing, the Company and the Member Parties shall deliver (or cause to be delivered) to Buyer the following items:

(i) All certificates representing the Purchased Interests, if certificated, duly endorsed in blank or with duly executed assignments attached;

(ii) Counterparts of the Escrow Agreement, duly executed by the Member Representative;

(iii) Counterparts of each of the Employment Agreements for Trevr Smithlin, Dave Hanley and Scott Friebel (or any entity controlled by such individual), duly executed by Trevr Smithlin, Dave Hanley and Scott Friebel, respectively;

(iv) Payoff letters in forms satisfactory to Buyer from each payee with respect to any Closing Indebtedness and releases of all Liens on all of the assets and properties of the Company, including, without limitation, all required UCC-3 termination statements or other evidences of discharge satisfactory to Buyer;

(v) Payoff letters or invoices (or other statements satisfactory to the Buyer) from each payee with respect to Members’ Expenses;

(vi) Executed resignations for each manager and each officer of the Company for whom Buyer has requested resignations, in each case, effective as of the Closing Date;

(vii) An executed certificate of the Company and the Member Parties, signed under penalty of perjury and in form and substance as required under the Treasury Regulations issued pursuant to Code Section 1445, stating that the Company and the Member Parties each are not a “Foreign Person” as defined in Code Sections 1445 and 1446(f), along with a properly completed IRS Form W-9 of the Member Parties and the Company;

(viii) Certificates of good standing showing that the Company and Techwhale, LLC, are duly organized, validly existing and in good standing in their respective states of organization;

(ix) Executed certificates of the Secretary (or other authorized officer) of the Members, as applicable, and the Company certifying (A) the names and signatures of the officers of such parties authorized to sign this Agreement and the other Transaction Documents, (B) copies of the articles of organization and operating agreement of the Company, and (C) resolutions of the board of managers and/or Members of the Company approving the execution, delivery and performance of this Agreement and all other Transaction Documents;

(x) Executed certificates of the Secretary (or other authorized officer) of the Members, as applicable, and the Company, certifying to the matters set forth in Section 2.2(a)(i);

(xi) All third-party consents and approvals that are reasonably required by Buyer or required in order to prevent a breach of or default under, a termination or modification of, or acceleration of the terms of, any Contract or agreement of the Company and all governmental and regulatory consents and approvals that are necessary for the consummation of the transactions contemplated hereby and the operation of the Business following the Closing, in each case on terms satisfactory to Buyer and without conditions or modifications adverse to Buyer;

(xii) All original minute books, records, equity interest ledgers, corporate seals and other materials of the Company, if any;

(xiii) Executed landlord estoppels, landlord waivers, and landlord consents with respect to the Company’s leased properties, in each case in such form and substance as reasonably acceptable to Buyer; and

(xiv) Such other documents as Buyer may reasonably request, in form and substance satisfactory to Buyer, and if necessary, executed by each Member Party and the Company for the purpose of evidencing the accuracy of the representations and warranties contained in this Agreement or the satisfaction of the conditions and covenants set forth herein.

ARTICLE 3.
REPRESENTATIONS AND WARRANTIES OF THE MEMBER PARTIES

Except as set forth in the Schedules attached hereto, as a material inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereunder, each Member Party, severally and not jointly, hereby makes the representations and warranties set forth in this ARTICLE 3 as of the date hereof and as of the Closing Date with the intention that Buyer rely on such representations and warranties.

3.1
Organization and Authority.

Each Member Party has full organizational or individual power and authority to enter into this Agreement and the other Transaction Documents, to carry out his, her or its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. If a Member Party is an entity, the execution and delivery by such Member Party of this Agreement and the other Transaction Documents, the performance by such Member Party of its obligations hereunder and thereunder, and the consummation by such Member Party of the transactions contemplated hereby and thereby has been duly authorized by all requisite organizational action on the part of such Member Party. This Agreement and the other Transaction Documents have been duly executed and delivered by each Member Party and, assuming the due execution of this Agreement and the other Transaction Documents by Buyer, constitute legal, valid and binding obligations of each Member Party enforceable against such Member Party in accordance with its or their terms, except as enforceability hereof may be limited by bankruptcy, insolvency or other Laws affecting creditor’s rights generally and limitations on the availability of equitable remedies.

3.2
Absence of Conflicts.

The execution, delivery and performance by the Member Parties of the Transaction Documents does not conflict with, violate or result in the breach of, or create any lien or other encumbrance on any of the assets of the Member Parties pursuant to, any agreement, instrument, order, judgment, decree, law or governmental regulation to which the Member Parties are a party or is subject or by which any of the Member Parties’ assets are bound. If a Member Party is an entity, none of (x) the execution, delivery or performance of this Agreement or any other Transaction Document by such Member Party, nor (y) the consummation by such Member Party of the transactions contemplated hereby or thereby:

(a) does or will (i) conflict with or result in any breach of any of the provisions of, (ii) constitute a default under, (iii) result in a violation of, (iv) give any third-party the right to terminate or to accelerate any obligation under, or (v) result in the creation of any Lien upon any assets of the Member Party, the Membership Interests, or the Company (including, without limitation, upon or with respect to the Membership Interests), in each case under the provisions of (A) any certificate of formation, articles of organization, operating agreement (or similar governing documents) or resolutions of the Member Party, or (B) any indenture, mortgage, loan agreement or other Contract, Permit, or any Law by which the Member Party or the Company or their respective assets are affected or to which the Member Party or the Company or its respective assets is subject; or

(b) without limiting clause (a) above, require any consent, approval, or authorization or exemption of or other action by or notice to or filing with any Governmental Entity or any other Person.

3.3
Ownership of Membership Interests.

As of immediately prior to the Closing, all of the Membership Interests are owned beneficially and of record by the Members, free and clear of all Liens, in the respective amounts and of the respective type set forth opposite such Member’s name on Schedule A hereto. All of the membership interests of Techwhale, LLC are owned beneficially and of record by Hanley, free and clear of all Liens. No Member Party is a party to any option, warrant, purchase right or other Contract that could require such Member Party to sell, transfer, or otherwise, directly or indirectly, dispose of any equity interests of the Company (including, without limitation, the Membership Interests). Upon Closing, Buyer shall own all of the Membership Interests, free and clear of all Liens.

3.4
Member Parties’ Brokers.

Except as set forth on Schedule 3.4, neither of the Member Parties nor any of such Members Parties’ Representatives or Affiliates has incurred any obligation or Liability for any brokerage or finder’s fee or agent’s commission or other similar payment in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereunder or thereunder.

3.5
Litigation.

There are no Actions or other Proceedings pending or threatened against the Member Parties, at law or in equity, or before or by any Governmental Entity, which if determined adversely to such Member Party would adversely affect such Member Party’s performance under this Agreement or the other Transaction Documents or the consummation by such Member Party of the transactions contemplated hereby or thereby.

3.6
Investor Representations.

In connection with the issuance by Buyer of the Buyer Stock to the Member Parties, each Member Party:

(a)           is acquiring the Buyer Stock for its own account, not as nominee or agent, and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act;

(b)           understands that (i) Buyer Stock has not been registered under the Securities Act; (ii) the Buyer Stock is being issued pursuant to an exemption from registration, based in part upon the Buyer’s reliance upon the statements and representations made by the Member Parties in this Agreement, and that the Buyer Stock must be held by such Member Party indefinitely, and that the Member Party must, therefore, bear the economic risk of such investment indefinitely, unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration; (iii) each Certificate representing the Buyer Stock will be endorsed with the following legend until the earlier of (1) the Buyer Stock has been registered for resale by such Member Party or (2) the date the Buyer Stock is eligible for sale under Rule 144 under the Securities Act:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. UNLESS SOLD PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

(iv) the Buyer will instruct any transfer agent not to register the transfer of the Buyer Stock (or any portion thereof) until the applicable date set forth in clause (iii) above unless the conditions specified in the foregoing legends are satisfied, or other satisfactory assurances of such nature are given to the Buyer;

(c)           has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in connection with the transactions contemplated in this Agreement. Such Member Party has, in connection with its decision to acquire the Buyer Stock, relied only upon the representations and warranties contained herein and the information contained in each report, registration statement and definitive proxy statement filed by the Buyer with the SEC (the “Buyer SEC Documents”). Further, such Member Party has had such opportunity to obtain additional information and to ask questions of, and receive answers from, the Buyer, concerning the terms and conditions of the investment and the business and affairs of the Buyer, as such Member Party considers necessary in order to form an investment decision;

(d) is an “accredited investor” as such term is defined in Rule 501(a) of the rules and regulations promulgated under the Securities Act;

(e)           is not acquiring the Buyer Stock as a result of any advertisement, article, notice or other communication regarding the Buyer Stock published in any newspaper, magazine or similar media or broadcast over the television or radio or presented at any seminar or any other general solicitation or general advertisement.

3.7
No Investment, Tax or Legal Advice.

Each Member Party understands that nothing in the Buyer SEC Documents, this Agreement, or any other materials presented to such Member Party in connection with its acquisition of the Buyer Stock constitutes legal, tax or investment advice. Each Member Party has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its acquisition of Buyer Stock.

3.8
Additional Acknowledgement.

Each Member Party acknowledges that it has independently evaluated the merits of the transactions contemplated by this Agreement, that it has independently determined to enter into the transactions contemplated hereby, that it is not relying on any advice from or evaluation by any other person. Each Member Party acknowledges that it has not taken any actions that would deem the Member Parties to be members of a “group” for purposes of Section 13(d) of the Exchange Act.

3.9
Limited Ownership.

The acquisition of the Buyer Stock issuable to each Member Party at the Closing will not result in such Member Party (individually or together with any other person or entity with whom such Member Party has identified, or will have identified, itself as part of a “group” in a public filing made with the SEC involving Buyer’s securities) acquiring, or obtaining the right to acquire, in excess of 19.999% of the outstanding shares of common stock or voting power of the Buyer on a post-transaction basis that assumes that the Closing shall have occurred. Such Member Party does not presently intend to, along or together with others, make a public filing with the SEC to disclose that it has (or that it together with such other persons or entities have) acquired, or obtained the right to acquire, as a result of the Closing (when added to any other securities of the Buyer that it or they then own or have the right to acquire), in excess of 19.999% of the outstanding shares of common stock or the voting power of the Buyer on a post-transaction basis that assumes that the Closing shall have occurred.

3.10
No Short Position.

As of the date hereof, and as of the Closing Date, each Member Party acknowledges and agrees that it does not and will not (between the date hereof and the Closing Date) engage in any short sale of the Buyer’s voting stock or any other type of hedging transaction involving the Buyer’s securities (including, without limitation, depositing shares of the Buyer’s securities with a brokerage firm where such securities are made available by the broker to other customers of the firm for purposes of hedging or short selling the Buyer’s securities).

ARTICLE 4.
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Except as set forth in the Schedules attached hereto, as a material inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated under this Agreement, each Member Party, jointly and severally, hereby makes the representations and warranties set forth in this ARTICLE 4 as of the date hereof and as of the Closing Date with the intention that Buyer rely on such representations and warranties.

4.1
Organization and Power.

The Company is a limited liability company, duly organized, validly existing and in good standing under the Laws of the State of Wisconsin and is qualified to do business in every jurisdiction (which are set forth on Schedule 4.1) in which the nature of its Business or the ownership of its property requires it to be qualified, except where a failure to be qualified would not, individually, have or reasonably be expected to have a Material Adverse Effect on the Company. The Company has full limited liability company power and authority to own and operate its respective properties and carry on the Business as now conducted.

4.2
Authorization.

The Company has full limited liability company power and authority to execute and deliver this Agreement and all other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder. The Company has duly approved this Agreement and all other Transaction Documents to which it is a party and has duly authorized its execution, delivery and performance of this Agreement and such other Transaction Documents and the performance of its obligations hereunder and thereunder. No other Proceeding or action on the part of the Company is necessary to approve and authorize the Company’s execution and delivery of this Agreement or any other Transaction Document to which the Company is a party or the performance of its obligations hereunder or thereunder. Assuming the due execution and delivery of this Agreement and the other Transaction Documents by Buyer, this Agreement constitutes, and each of the other Transaction Documents to which the Company is a party will, when executed and delivered, constitute a valid and binding obligation of the Company, enforceable in accordance with their respective terms and conditions, except as enforceability hereof or thereof may be limited by bankruptcy, insolvency or other Laws affecting creditor’s rights generally and limitations on the availability of equitable remedies.

4.3
Capitalization; Subsidiaries.

(a) As of the time immediately prior to the Closing, all of the Membership Interests are owned beneficially and of record by the Members, free and clear of all Liens, in the respective amounts and of the respective type set forth opposite such Member’s name on Schedule A hereto. All of the Membership Interests have been validly issued and are fully paid and non-assessable. Other than the Membership Interests, there are no (i) outstanding equity interests of the Company, or (ii) Contracts, including, without limitation, options, warrants or scripts by which the Company is or may become bound to issue any equity interests of the Company. The Company is not a party to any option, warrant, convertible securities, purchase right or other Contract that could require the Company or the Members to sell, transfer, restrict, or otherwise dispose of any equity interests of the Company (other than this Agreement). There are no voting trusts, proxies or other Contracts with respect to the voting of any equity interests of the Company.  The Company does not control, directly or indirectly, or have any direct or indirect equity participation in any Person. As of the Closing Date, all equity interests of the Company are owned beneficially by the Members, free and clear of all restrictions on transfer, Taxes, Liens, options, warrants, purchase rights, other Contracts, equities, claims and demands. Immediately following the Closing Date, Buyer shall own, free and clear of any Liens (other than Liens created by Buyer or any Affiliate of Buyer), all of the Membership Interests, which shall be owned, free and clear of any Liens.

(b) There are no Subsidiaries of the Company, and the Company does not own or have any right to acquire, directly or indirectly, any outstanding capital stock of, or other equity interests in, any Person.

4.4
Absence of Conflicts.

Except as set forth on Schedule 4.4, neither (x) the execution, delivery or performance of this Agreement or any other Transaction Document by the Company, nor (y) the consummation by the Company of the transactions contemplated hereby or thereby:

(a) does or will (i) conflict with or result in any breach of any of the provisions of, (ii) constitute a default under, (iii) result in a violation of, (iv) give any third-party the right to terminate or to accelerate any obligation under, (v) result in the creation of any Lien upon any assets of the Company (including, without limitation, upon or with respect to the Membership Interests), in each case under the provisions of (A) any certificate of formation, articles of organization, operating agreement (or similar governing documents) or resolutions of the Company, or (B) any indenture, mortgage, loan agreement or other Contract, Permit, or any Law by which the Company, its respective assets, or the Business is affected or to which the Company, its respective assets, or the Business is subject; or

(b) without limiting clause (a) above, require any consent, approval, or authorization or exemption of or other action by or notice to or filing with any Governmental Entity or any other Person.

4.5
Financial Statements and Other Financial Matters.

Attached as Schedule 4.5 are true and complete copies of the following (collectively, the “Financial Statements”): (i) the unaudited balance sheet of the Company as of the last day of, and the related statements of income, for, its fiscal year ended on December 31, 2018, (ii) the unaudited balance sheet of the Company as of the last day of, and the related unaudited statements of income, for, its fiscal year ended on December 31, 2019, (iii) the unaudited balance sheet of the Company as of the last day of, and the related unaudited statements of income, for, its fiscal year ended on December 31, 2020 (the “Balance Sheet Date” and collectively, the “Year-End Financial Statements”), and (iv) the unaudited balance sheets of the Company, dated as of January 31, 2021, and the related statements of income for the one (1) month period ended on January 31, 2021, respectively (collectively, the “Interim Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments (the effect of which will not be materially adverse) and the absence of notes (that, if presented, would not differ materially from those presented in the Year-End Financial Statements). Each such Financial Statement is based on the books and records of the Company (which, in turn, are accurate and complete in all respects) and fairly and accurately presents in all respects the financial condition and operating results of the Company as of the date of each balance sheet and for the periods then ended. Except as set forth in Schedule 4.5, there has been no change in the accounting methods or practices of the Company since the earliest date covered by the Financial Statements. No financial statements of any Person other than the Company are required by GAAP to be included or reflected in the Year-End Financial Statements. Except as set forth on Schedule 4.5, the Company maintains a standard system of accounting established and administered in accordance with GAAP.

4.6
Certain Developments.

Since the Balance Sheet Date, the Company has conducted its Business in the ordinary course of business and there has occurred no fact, event, development or circumstance which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 4.6, since the Balance Sheet Date, the Company has not: (i) sold, leased, assigned, licensed, transferred or other disposed of any of its property or assets or portion thereof (other than sales of inventory and collection of accounts receivable in the ordinary course of business) or subjected them to any additional Liens; (ii) purchased, leased, or otherwise acquired of the right to own, use or lease any property or assets for an amount in excess of $50,000, individually or in the aggregate; (iii) suffered any theft, damage, destruction or casualty loss exceeding $50,000 in the aggregate, whether or not covered by insurance; (iv) declared, set aside or paid any distribution of property or assets other than Cash on Hand to any Member with respect to its equity; (v) amended, restated or amended and restated, or authorized any of the foregoing to, its articles of organization, operating agreement, or any other organizational document; (vi) issued, sold or transferred any of its equity interests, securities convertible into its equity interests, or warrants, options or other rights to convert into, exchange or acquire its equity interests; (vii) split, combined or reclassified any equity interests; (viii) sold, assigned, transferred, or permitted to lapse any material interest in any Intellectual Property of the Company; (ix) abandoned, allowed a lapse, or failed to maintain in full force and effect any Intellectual Property of the Company; (x) created any Lien on any equity interests; (xi) other than in the ordinary course of business and the Company’s standard employee review process, made or granted any bonus or any material wage or salary increase to any employee or group of employees, entered into any employment, sale bonus, stay bonus or severance Contract with any officer or employee of the Company, or made or granted any increase in any Employee Benefit Plans, amended, modified or terminated any Employee Benefit Plans or adopted any Employee Benefit Plans; (xii) hired or promoted any person as or to an officer position; (xiii) adopted any profit sharing, bonus, deferred compensation, retirement agreement or plan or other Employee Benefit Plan for or with any current or former employee, officer or consultant of the Company; (xiv) changed any of its accounting (financial or Tax) policies, practices or procedures; (xv) entered into, accelerated, materially modified, terminated, or received written notice of termination of any Material Contract or Contract or transaction (or series of related Contracts or transactions) involving a total remaining commitment by or to the Company of at least $50,000; (xvi) incurred, assumed or guaranteed any Indebtedness except unsecured current obligations and Liabilities incurred in the ordinary course of business; (xvii) entered into any settlement, conciliation or similar Contract, released any claims possessed by it, canceled any Indebtedness owed to it or waived any rights of value, in each case, involving amounts in excess of $50,000; (xviii) made any capital expenditures or commitments for capital expenditures that aggregate in excess of $50,000 or entered into any lease of capital equipment or real property; (xix) entered into any transaction with the Members, officers of the Company, or Affiliates thereof; (xx) conducted its cash management customs and practices other than in the ordinary course of business and in compliance with applicable Law; (xxi) entered into any Contracts containing any restrictive business covenants; (xxii) adopted any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law; (xxiii) acquired by merger or consolidation with, or by purchase of a substantial portion of the assets, stock or other equity of, or by any other manner, any business or any Person or any division thereof; or (xxiv) committed or agreed to do any of the foregoing.

4.7
Real Property.

(a) Leased Properties. Schedule 4.7(a) sets forth the address of each parcel of Leased Real Property, and a true and complete list of all Leases for each such Leased Real Property (including the date and name of the parties to such Lease document). The Company has delivered to Buyer a true and complete copy of each such Lease document, and in the case of any oral Lease, a written summary of the material terms of such Lease. Except as set forth in Schedule 4.7(a), with respect to each of the Leases:

(i) such Lease is legal, valid and binding upon the parties thereto, enforceable and in full force and effect;

(ii) the transactions contemplated by this Agreement, the other Transaction Documents, and the consummation of the transactions contemplated hereunder and thereunder do not require the consent of any other party to such Lease, will not result in a breach of or default under such Lease, and will not otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing; and

(iii) neither the Company nor any other party to any Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease.

(b) Other Real Property. Other than the Leased Real Property, the Company does not own, use or occupy or have any obligation or Liability with respect to any land, building, structures, improvements, fixtures or other interest in real property. Except for the Leased Real Property, the Company has never owned, leased or occupied any real property.

4.8
Tax Matters.

Except as set forth on Schedule 4.8:

(a) The Company has duly and timely filed all Tax Returns that it was required to file. All such Tax Returns are true, complete and correct in all material respects. All Taxes owed and payable by the Company (whether or not shown on any Tax Return) have been paid. The Company is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by a Taxing Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation in or by that jurisdiction and there is no basis for any such claim. There are no Liens on any of the assets of the Company or of the Members that arose in connection with any failure (or alleged failure) to pay any Tax.

(b) The Company has collected and timely withheld and paid to the appropriate Taxing Authority all Taxes required by Law to have been withheld and paid to such Taxing Authority in connection with amounts paid or owing to any Person, or transaction with any Person, including, without limitation, all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, former employee, member, partner, independent contractor, creditor, Affiliate, customer, supplier or other Person, and all Forms W-2 and 1099 (or other Tax Return) required with respect thereto have been completed and timely filed.

(c) The Company has not received notice of any dispute or claim concerning any Tax Liability of the Company claimed or raised by any Taxing Authority and none is threatened. Schedule 4.8(c) lists all United States federal, state, local and non-United States income Tax Returns filed by or with respect to the Company for any taxable periods ended on or after December 31, 2017, indicates whether those Tax Returns have been audited and indicates whether those Tax Returns currently are the subject of audit. The Members have delivered or made available to Buyer correct and complete copies of all income, franchise, sales and use, employment and other material Tax Returns filed by, and all examination reports and statements of deficiencies assessed against or agreed to by, the Company since December 31, 2017. There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitation applicable to the assessment of any Taxes against the Company. There are no pending or threatened audits or Proceedings for or relating to any Liability in respect of Taxes of the Company. The Company has not received, from any jurisdiction in which the Company has not filed Tax Returns, any written inquiry as to whether, or written notice to the effect that, the Company is or may be required to file Tax Returns (or that the Company is or may otherwise be subject to Tax) in that jurisdiction and there is no basis for any such claim.

(d) The Company is not a party to any Tax allocation, Tax sharing, Tax indemnity or other similar agreement.

(e) The Company has not agreed, and the Company is not required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise, and the Company has not made any similar election, and the Company is not required to apply any similar rules, under any comparable state, local or foreign Tax provision.

(f) The Company is not a party to any plan or arrangement described in Section 6111(d) or Section 6662(d)(2)(C)(ii)(III) of the Code, and the Company has not “participated” in a “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4.

(g) The Company has been, at all times during its existence, and will be on the Closing Date, taxable as a partnership.

(h) The Company has not purchased any goodwill or going concern value which is currently non-amortizable in the hands of the Company due to the anti-churning rules of Section 197(f)(9) of the Code.

(i) The amount of the Company’s Liability for unpaid Taxes for all periods ending on or before the date of the balance sheet included in the Interim Financial Statements does not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Interim Financial Statements. The amount of the Company’s Liability for unpaid Taxes for all periods following the end of the period covered by the Interim Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) as adjusted for the passage of time in accordance with the past customs and practices of the Company (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years).

(j) Company not has deferred the withholding, payment or deposit of any payroll Taxes pursuant to the CARES Act, the FCRA or “Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster” issued by the President of the United States on August 8, 2020, or for any other reason or pursuant to other applicable Laws.

(k) The Company is not, or has never been, party to or the beneficiary of any Tax exemption, Tax holiday, or other Tax reduction Contract or order.

(l) The Company does not have a permanent establishment (within the meaning of an applicable Tax treaty) in a country other than the country in which it is organized.

(m) The Company has not elected for the early application of the partnership audit procedures of the Bipartisan Budget Act of 2015 (or any similar state or local provisions) for any taxable period prior to 2018.

4.9
Contracts and Commitments.

(a) Material Contracts. Schedule 4.9(a) lists the following Contracts and other agreements to which the Company is a party (collectively, and together with any Contracts concerning IP and disclosed in Schedule 4.10(a), the “Material Contracts”):

(i) any Contract (or group of related Contracts) for the license or lease of any products, Software or other personal property to or from any Person providing for license or lease payments in excess of $50,000 per annum;

(ii) any Contract (or group of related Contracts) for the purchase, distribution, license or sale of commodities, supplies, products, Software or other personal property, or for the furnishing or receipt of goods or services (or any related Intellectual Property), (A) the performance of which may extend over a period of more than one (1) year, or (B) (C) involve consideration in excess of $50,000 per annum;

(iii) any Contract relating to the formation or operation of a partnership or joint venture by the Company and such other party;

(iv) any Contract (or group of related Contracts) under which it has created, incurred, assumed or guaranteed any Indebtedness, under which it has imposed a Lien on any of its assets, tangible or intangible (or any related Intellectual Property), or under which it has agreed to indemnify any other Person;

(v) (A) any Contract with any employee, independent contractor, consultant or agent of the Company with restrictions on the Company concerning exclusivity, confidentiality, non-solicitation or non-competition and (B) any Contract restricting the Company from conducting any type of business in any location;

(vi) any Contract with any Affiliate of the Company, any Member or any Affiliate thereof;

(vii) any Benefit Plan, including, but not limited to, any bonus, profit sharing, incentive, stock option, equity purchase, equity appreciation, deferred compensation, retention, severance or other plan or other Contract for the benefit of its current or former directors, officers and employees;

(viii) any labor or collective bargaining agreement;

(ix) any Contract for the employment of any individual on a full-time, part-time, consulting or other basis that (i) is for a fixed period of time, (ii) is not terminable on thirty (30 days’ notice or less by the Company without liability for any material penalty, or (c) provides for severance benefits;

(x) any Contract under which it has advanced or loaned any amount to any Person (including, without limitation, any of the Company’s directors, officers or employees);

(xi) any other Contract (or group of related Contracts) the performance of which involves consideration in excess of $50,000 per annum;

(xii) any Contract which cannot be cancelled or terminated by the Company without penalty or without more than thirty (30) days’ notice;

(xiii) any Contract with any customer or supplier listed in Schedule 4.22;

(xiv) any Contract or other instrument providing for indemnification of any Person with respect to Liabilities relating to any current or former business of the Company or any predecessor Person, other than (A) the organizational documents of the Company or (B) marketing agreements, property leases and other commercial agreements entered into in the ordinary course;

(xv) any Contract that requires the Company to use any supplier or third-party for all or substantially all of the Company’s requirements or needs or requires the Company to provide to other parties “most favored nation” pricing;

(xvi) any Contract related to the acquisition or disposition of any business, a material amount of equity or assets of any other Person or any real property (whether by merger, sale of stock or other equity interests, sale of assets or otherwise);

(xvii) any Contract for broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising services;

(xviii) any Contract with any Governmental Entity; and

(xix) any Contract with any customer or supplier providing for the payment or receipt by the Company of any rebate, discount, allowance or the like, other than as set forth in a customer contract or service order or incurred in the ordinary course of the Company’s business.

(b) Absence of Breach, etc. Each of the Material Contracts is in full force and effect and will be in full force and effect immediately following the Closing Date. No Material Contract has been breached, canceled or repudiated by the Company or by any other party thereto, and no such other party has indicated in writing to the Company or to any Member that it will stop or decrease the rate of business done with the Company, or that it desires to renegotiate its arrangements with the Company. No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. The Company has performed in all material respects all obligations required to be performed by it in connection with the Material Contracts and is not in receipt of any written claim of default under any Material Contracts. The Company does not have any present expectation or intention of not fully performing prior to the Closing Date in any material respect any obligation pursuant to any Material Contracts.

(c) Copies. The Company has furnished to Buyer a true and correct copy or representative form of all Material Contracts, in each case together with all amendments, waivers or other changes thereto. Schedule 4.9(a) contains an accurate and complete description of all material terms of all oral Contracts and other oral items that are described or required to be described thereon.

4.10
Intellectual Property.

(a) Generally. Schedule 4.10(a) sets forth a complete and correct list of: (i) all registered and all unregistered Intellectual Property, including, without limitation, all pending applications for registration of Intellectual Property owned, filed or used by the Company that are material to the Business (other than Off the Shelf Software), identifying the Intellectual Property and whether such Intellectual Property is owned Intellectual Property or licensed Intellectual Property; (ii) all other inbound and outbound license agreements, sublicenses, agreements, permissions, consents or other similar Contracts, whether written or oral that are material to the Business, identifying for each: (v) the parties thereunder, (w) the date thereof; (x) the type of license (including, without limitation, the term thereof), (y) the Intellectual Property licensed thereunder, and (z) whether the Company is granting or receiving Intellectual Property thereunder; and (iii) all domain names and telephone numbers owned by, allocated or issued to the Company. The Intellectual Property identified on Schedule 4.10(a) constitute all of the Intellectual Property owned, licensed or used by the Company that are necessary for the Business as currently conducted or presently proposed to be conducted, and no Member nor does any third-party Person own or have any rights with respect to such Intellectual Property (except for lessors of such Intellectual Property). Except as set forth on Schedule 4.10(a), no Member nor the Company has agreed to indemnify any Person with respect to any Intellectual Property (other than for breach by the Company of any provision in any agreement in respect to Intellectual Property for the benefit of a third-party (e.g., a licensor of software). The Intellectual Property set forth on Schedule 4.10(a) are subsisting, valid, and enforceable.

(b) Ownership; Infringement. Except as set forth on Schedule 4.10(b), (i) the Company, solely and exclusively, owns and possesses all right, title and interest in and to, or in the alternative as described as such on Schedule 4.10(b), has a valid and enforceable right to use the Intellectual Property described or required to be described on Schedule 4.10(a), free and clear of all Liens, and no claim by any third-party Person contesting the validity, enforceability, use or ownership of any of the foregoing has been made in writing of any Member or the Company, is currently outstanding or threatened, (ii) no loss, expiration or claim challenging the validity or enforceability of any Intellectual Property is pending or threatened, (iii) the Company has not received any written notice of, and neither the Company nor any Member is aware of any facts which indicate a likelihood of any infringement, violation, dilution or misappropriation by, or any conflict with, any third-party Person with respect to any Intellectual Property, including any demand or request that the Company license rights from a third-party Person, (iv) the practice of any patents or methods comprising the Intellectual Property owned by the Company do not infringe, dilute, violate or misappropriate the Intellectual Property of any third-party Person in the jurisdiction where the Business is presently conducted, (v)  the Company has not infringed, violated, diluted, misappropriated or otherwise violated, the Company is not presently infringing, violating, diluting, misappropriating or otherwise violating, any Intellectual Property of any third-party Person, no infringement, misappropriation, violation or dilution which will occur as a result of the continued operation of the Business, anticipated operation of the Business or the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, and (vi) except as set forth on Schedule 4.4, all of the Company’s rights in and to such owned Intellectual Property are freely assignable by the Company, including, without limitation, the right to create derivative works. Neither the execution, delivery, nor performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will result in the loss or impairment of, or payment of any additional amounts with respect to, or require the consent of any other Person in respect of, the Company’s right to own or use any Intellectual Property.

(c) (i) All registrations for Intellectual Property identified on Schedule 4.10(a) are valid and in force; (ii) (A) any applications to register any unregistered Intellectual Property so identified are pending and in good standing, and (B) are not subject to any challenge of any kind; and (iii) the Company has the right to bring Actions for infringement or unauthorized use of the Intellectual Property owned by the Company.

(d) Schedule 4.10(d) sets forth a complete and accurate list of (i) all Software owned exclusively by the Company that is material to the operation of the Business of the Company as currently conducted (“Company Software”) and (ii) all other Software used in the Business of the Company that is not exclusively owned by the Company and that is material to the operation of the Business of the Company as currently conducted, excluding Off-the-Shelf Software. No government funding and no facilities of a university, college, other educational institution or research center, were used in the development of any Company Software.

(e) No Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the development, maintenance, operation, delivery or provision of any Company Software in such a manner that would, under the terms of the applicable Open Source Software license, (i) require the Company to disclose, license, or distribute any proprietary source code for any such software product, (ii) limit the ability to make, use or sell any such software product, or (iii) diminish or transfer the rights of ownership in any Intellectual Property or Software of the Company to a third-party.

(f) The Company owns or has a valid right to access and use all Company IT Systems. The Company IT Systems are (i) adequate for, and operate and perform in all material respects as required in connection with, the current operation of the Business, and (ii) do not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or effects that (A) materially disrupt or adversely affect the functionality of any Company IT Systems, or (B) enable or assist any Person to access without authorization any Company IT Systems. The Company has taken commercially reasonable and necessary measures to maintain the performance and security of the Company IT Systems and the Company IT Systems have not suffered any material failures within the past three (3) years. In the last three (3) years there have not been at any time any Data Compromise Events or any other (A) actual material incidents of data security breaches, intrusions or unauthorized access or use of any of the Company IT Systems or (B) material unauthorized collection, access, use or processing of, or loss, distribution, compromise or unauthorized disclosure of Confidential Information or sensitive personally identifiable information about any Person (collectively, “Incidents”). The Company has taken best steps to implement procedures that are reasonably likely to detect Incidents.

(g) The Company is, and has been in material compliance with (i) applicable Data Protection Laws; and (ii) any obligations of the Company under Contracts to which Company is a party concerning the protection, collection, access, use, storage, disposal, disclosure, or transfer of Personal Data and any related notifications. Without limiting the foregoing and except as set forth on Schedule 4.10(g), Company has posted in accordance with Data Protection Laws a privacy policy governing its use of Personal Data on its public websites and internally for its employees.

(h) Except as set forth on Schedule 4.10(h), the Company has (i) developed, implemented, and conducted its business in compliance with, any applicable public privacy notices, and data security or privacy policies and procedures (copies of which have been made available to Buyer); and (ii) trained its employees to follow these policies and procedures.

(i) The Company does not have any Contract obligation to maintain Personal Data in a manner that logically or physically separates data of one customer from that of another.

(j) Except as set forth on Schedule 4.10(j), in the past three (3) years, the Company has performed an annual security risk assessment and has created and maintained documentation in accordance with applicable Data Protection Laws. The Company has addressed and remediated all threats and deficiencies identified in such security risk assessment.

(k) Company has not reported an Incident to any Person or Governmental Entity, either voluntarily or based on Contract obligations or Data Protection Laws.

(l) The Company has implemented commercially reasonable and necessary technical, physical, and administrative safeguards designed to protect the confidentiality, integrity, and availability of Sensitive Data in its possession or control and to ensure that Personal Data and Sensitive Data is protected against loss, damage or unauthorized access, use, modifications, destruction, disclosure, or other misuse. The execution, delivery, and performance of this Agreement and the consummation of the contemplated transactions, including any transfer of Personal Data or Sensitive Data resulting from such transactions, will not violate any Data Protection Laws, Contract obligation relating to Personal Data, or a Company privacy policy. Upon the Closing Date, the Company will own and continue to have the right to use all Personal Data on identical terms and conditions as the Company enjoyed immediately prior to the Closing Date.

(m) During the past three (3) years, no Person (including a Governmental Entity) has made any written claim, commenced any action or threatened any claim or action against the Company with respect to (i) the violation of any Data Protection Laws, (ii) the violation of any contractual obligation with respect to the treatment of any Personal Data or Sensitive Data or (iii) loss, damage or unauthorized access, use, modification or other misuse of any Personal Data or Sensitive Data collected or processed by or on behalf of the Company. No Person (including a Governmental Entity) has provided any written notice regarding any complaint, investigation, or inquiry relating to the Company’s information privacy or data security practices.

4.11
Governmental Licenses and Permits.

Schedule 4.11 sets forth a complete listing and summary description of all licenses, permits, approvals, franchises, registrations, variances, certificates and other authorizations or similar rights issued, obtained, or required to be obtained from any Governmental Entity (“Permits”) to or held by (or required to be issued to or held by) the Company (including, without limitation, all applications therefor and all renewals, extensions or modifications thereof and additions thereto) that are necessary or material to conduct the Business of the Company as currently conducted or proposed to be conducted by the Company. All Permits required for the Company to conduct its business have been obtained by it and are valid and in full force and effect. All fees and charges with respect to such Permits as of the date of this Agreement have been paid in full. No loss or expiration of any Permit is pending, reasonably foreseeable or threatened in writing (including, without limitation, as a result of the transactions contemplated by this Agreement and the other Transaction Documents) other than by reason of expiration in accordance with the terms thereof. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension or limitation of any Permit.

4.12 Employees.

(a) To the Members’ Knowledge, no employee and no group of employees or independent contractors of the Company has any plans to terminate his or her or its employment or relationship with the Company. None of the current employees, officers, directors, independent contractors or agents of the Company is (i) subject to confidentiality, non-solicitation or non-compete restrictions in favor of any third person the breach of which would subject the Company to any material liability; or (ii) obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any order of any Governmental Entity, that would interfere with their duties to the Company, as applicable, or that would conflict with the business of the Company. No current employee or independent contractor of the Company is in violation of any term of any employment contract, proprietary information agreement or any other agreement relating to the right of any such individual to be employed by, or to contract with, the Company and the continued employment by the Company of its current employees, and the performance of the agreements of the Company with their independent contractors, will not result in any such violation.

(b) Except as disclosed in Schedule 4.12(b), no employee of the Company has any Contract regarding his or her employment, other than an agreement for at-will employment that may be terminated by the Company upon 30 days’ or less advance notice without any material penalty or obligation to provide severance payments or benefits.

(c) Except as disclosed in Schedule 4.12(c), for the last three (3) years through the Closing Date, the Company has not: (i) been bound by or entered into any written or oral Contract or collective bargaining agreement with any labor organization or other representative of any employees of the Company, except as disclosed on Schedule 4.9(a); (ii) experienced any strike, work stoppage, slowdown or lockout, and none has been threatened; (iii) been the subject of any grievance, unfair labor practice claim, charge of discrimination or other material employee or labor dispute; (iv) engaged in any unfair labor practice; (v) been the subject of any organizational effort made or threatened by or on behalf of any labor union with respect to employees of the Company, except as related to the collective bargaining agreements, if any, disclosed on Schedule 4.9(a); or (vi) leased any employees. The Company has satisfied any notice or bargaining obligation it may have under any Law or collective bargaining agreement to any employee representative.

(d) Except as disclosed in Schedule 4.12(d), the Company has not been delinquent in any payments to any employee or independent contractor for any wages, commissions, bonuses, or other direct compensation due with respect to any services performed for it or amounts required to be reimbursed to any employee or independent contractor of the Company, there are no outstanding rights or obligations relating to pensions, Benefit Plans, severance or termination pay, workers compensation, unemployment compensation and/or other obligation to employees or independent contractors of the Company, and no employee of Company is entitled to any unpaid wages, overtime wages or other compensation, other than wages or compensation not yet payable and incurred in the Company’s ordinary course of business, in each case, to the extent accrued in the Closing Date Net Working Capital.

(e) Schedule 4.12(e) sets forth the name, start date, title or position, primary work location, classification as full-time or part-time and as exempt or non-exempt under the Fair Labor Standards Act and local wage and hours Laws (as applicable), and the annual or, as the case may be, hourly rate of compensation (including, without limitation, salary, bonuses and commissions), as of the date of this Agreement for each individual engaged by the Company as an employee (including any current employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorize) or independent contractor. The Company has in its files a Form I-9 that is validly and properly completed in accordance with applicable Law for each employee with respect to whom such form is required under applicable Law. The Company has not received notice or other communication from any Governmental Entity regarding any unresolved violation or alleged violation of any applicable Law relating to hiring, recruiting, employing of (or continuing to employ) anyone who is not legally authorized to work in the United States. The Company has made available to Buyer or to Buyer’s counsel true and complete copies of all written employment policies applicable to all current employees or independent contractors of the Company. The Company has correctly classified those individuals performing services as common law employees, leased employees, independent contractors or agents of the Company.

(f) The Company is in compliance with all applicable Laws and collective bargaining agreements and arrangements respecting employment, employment practices, terms and conditions of employment, Tax withholding, prohibited discrimination, equal employment, fair employment practices, harassment, retaliation, reasonable accommodation, disability rights or benefits, working conditions, privacy, immigration (including with respect to the requirements of the Immigration Reform Control Act of 1986), employee safety and health, employee training, wages and hours, overtime compensation, meal and break periods, workers’ compensation, leaves of absence and unemployment insurance. All individuals characterized and treated by the Company as independent contractors or consultants during the last three (3) years have been and are properly classified and treated as independent contractors under all applicable Laws. All employees of the Company classified as exempt under the Fair Labor Standards Act and state and local wage and hour Laws during the last three (3) years have been and are properly classified. Except as disclosed in Schedule 4.12(f), there are no Proceedings against the Company pending or threatened to be brought or filed, by or with any Governmental Entity in connection with the employment of any current or former applicant, employee, consultant, volunteer, intern or independent contractor of the Company, including any Proceeding relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wages and hours, safety or any other employment-related matter arising under applicable Law, and no such Proceedings have been brought or filed or threatened to be brought or filed, during the last three (3) years.

(g) Since January 1, 2016, (i) no allegations of harassment have been made against any employee of the Company who is in a position of manager or above, (ii) there has been no occurrence of unlawful discrimination, retaliation or harassment, and (iii) the Company has not entered into any settlement agreements related to specific allegations of sexual harassment or misconduct by or against any employee at a manager level or above.

(h) The Company has complied with the Worker Adjustment and Retraining Notification Act of 1988, as amended, and all similar federal, foreign, state or local Laws (collectively, the “WARN Act”) and has no plans to undertake any action in the future that would trigger any notice or other requirement under the WARN Act.

(i) None of the employees or independent contractors of the Company are included on the “List of Excluded Individuals/Entities” maintained by the Office of Inspector General of the United States Department of Health and Human Services

4.13
Employee Benefit Plans.

(a) Schedule 4.13 contains a complete and correct list of each Benefit Plan. With respect to each Benefit Plan, the Company has made available to Buyer accurate, current and complete copies of each of the following: (i) where the Benefit Plan has been reduced to writing, the plan document together with all amendments since the last restatement; (ii) where the Benefit Plan has not been reduced to writing, a written summary of all material plan terms; (iii) where applicable, any trust agreements or other funding arrangements, custodial agreements, insurance policies and contracts and administration agreements and similar agreements; (iv) any summary plan descriptions, summaries of material modifications, annual notices and employee handbooks; (v) in the case of any Benefit Plan that is intended to be qualified under Section 401(a) of the Code, the most recent determination, opinion or advisory letter from the Internal Revenue Service; (vi) the three most recently filed Forms 5500, if any were due, with schedules and financial statements attached; (vii) actuarial valuations and reports, if applicable, related to any Benefit Plans with respect to the three most recently completed plan years; (viii) the nondiscrimination tests performed under the Code with respect to the three most recent completed plan years; and (ix) material notices, letters or other correspondence from the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or other Governmental Entity relating to the Benefit Plan.

(b) Each Benefit Plan (and each related trust, insurance Contract or fund) has been maintained, funded and administered in all material respects in accordance with the terms of such Benefit Plan and the terms of any applicable collective bargaining agreement and complies in form and in operation with the applicable requirements of ERISA, the Code and other applicable Laws. All Liabilities related to any Benefit Plan in which employees of the Company participate have been paid or accounted for.

(c) Neither the Company nor any ERISA Affiliate maintains, sponsors, contributes to, has any obligation to contribute to, has ever maintained, sponsored, contributed to or had any obligation to contribute to, nor has any Liability or potential Liability under or with respect to, any Multiemployer Plan or any Employee Pension Benefit Plan subject to Code Sections 412 or 4971, ERISA Section 302 or Title IV of ERISA, or otherwise has any Liability or potential Liability under Title IV of ERISA. No Benefit Plan is a multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA. There is no Lien pursuant to ERISA Sections 303(k) or 4068 or Code Sections 412 or 430(k) in favor of, or enforceable by the Pension Benefit Guaranty Corporation or any other entity with respect to any of the assets of the Company. No cash or bond or other amount is payable by the Company or any ERISA Affiliate to the Pension Benefit Guaranty Corporation pursuant to Section 4062(e) of ERISA.

(d) All required reports, descriptions and disclosures (including, without limitation, Form 5500 annual reports, summary annual reports, and summary plan descriptions) with respect to each Benefit Plan have been properly and timely filed and/or distributed to participants and other applicable individuals in accordance with the applicable requirements of ERISA and the Code.

(e) Neither the Company nor any ERISA Affiliate maintains, sponsors, contributes to or has any obligation to contribute to, or has any Liability or potential Liability with respect to, any Employee Welfare Benefit Plan providing health or life insurance or other welfare-type benefits for current or future retired or terminated employees (or any spouse or other dependent thereof) other than in accordance with COBRA. The requirements of COBRA have been met with respect to each Benefit Plan and each Employee Welfare Benefit Plan maintained by an ERISA Affiliate that is subject to COBRA.

(f) All contributions (including, without limitation, all employer contributions and employee salary reduction contributions) that are due have been made within the time periods prescribed by ERISA and the Code to each Benefit Plan that is an Employee Pension Benefit Plan and all contributions for any period ending on or before the Closing Date that are not yet due have been made to each such Employee Pension Benefit Plan or properly accrued in the Financial Statements. Any premiums or other payments due for any periods ending on or before the Closing Date have been paid with respect to each Benefit Plan that is an Employee Welfare Benefit Plan. There are no outstanding Liabilities under any Benefit Plan other than liabilities for benefits to be paid in the ordinary course to participants in such Benefit Plan and their beneficiaries

(g) Any Benefit Plan that is an Employee Pension Benefit Plan and that is intended to meet the requirements of a “qualified plan” under Code Section 401(a) is so qualified with respect to any qualification requirement for which the applicable remedial amendment period has closed and has been determined by the Internal Revenue Service to be so qualified, either through receipt of a current favorable determination letter or through proper reliance on an opinion or advisory letter issued by the Internal Revenue Service with respect to such Employee Pension Benefit Plan, and nothing has occurred since the date of such determination, opinion or advisory letter that could adversely affect the qualified status of any such Employee Pension Benefit Plan.

(h) There have been no Prohibited Transactions with respect to any Benefit Plan. Neither the Company, any ERISA Affiliate, nor any fiduciary of a Benefit Plan has engaged in a transaction with respect to any Benefit Plan that could subject the Company or the Buyer to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(l) of ERISA or a violation of Section 406 of ERISA. No fiduciary as defined in ERISA Section 3(21) has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Benefit Plan. No Proceeding with respect to the administration or the investment of the assets of any Benefit Plan (other than routine claims for benefits) is pending or threatened in writing, and there is no basis for any such Proceeding. No Benefit Plan has, within the six (6) years prior to the date hereof, been the subject of an examination or audit by a Governmental Entity or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity.

(i) Except as otherwise provided in Schedule 4.13, the Company is not obligated under the Benefit Plans (including, but not limited to, any nonqualified deferred compensation plan or arrangement) or otherwise to pay any separation, severance, termination or similar benefit as a result of any transactions contemplated by this Agreement or solely as a result of a change in control or ownership within the meaning of Section 280G of the Code. Neither the execution of this Agreement or the other Transaction Documents, nor the consummation of the transactions contemplated hereunder or thereunder (either alone or together with any other event) shall: (i) entitle any current or former employee, director or officer of the Company to any compensatory payment or benefit including to any payment or benefit under any Benefit Plan, (ii) accelerate the time of payment or vesting of any compensation or benefits for any current or former employee, director or officer of the Company, except as required by applicable Law, (iii) require the funding of any compensation or benefits (through a grantor trust or otherwise) for any current or former employee, director or officer of the Company, (iv) otherwise give rise to any material liability under any Benefit Plan; (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Benefit Plan on or following Closing, or (vi) result in the payment of any material amount that would, individually or in combination with any other payment, not be deductible as a result of Section 280G of the Code.

(j) The Company is not obligated to establish a new Benefit Plan, or to amend a Benefit Plan to increase the amount of benefits provided under such Benefit Plan, or to amend a Benefit Plan to change the eligibility rules for such Benefit Plan.

(k) Except as required by any Law, no provision or condition exists that would prevent the Company or Buyer from terminating or amending any Benefit Plan at any time for any reason.

(l) Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A of the Code and the regulations thereunder) meets, and has been operated in good faith in accordance with, the requirements of Sections 409A(a)(2), (a)(3), and (a)(4) of the Code, and no assets of the Company have been directly or indirectly set aside in a trust or other arrangement described in Section 409A(b)(1) of the Code or are, or have been, subject to a “financial health” trigger described in Section 409A(b)(2) of the Code. No Benefit Plan provides for compensation to any individual for excise taxes paid pursuant to Section 409A(a)(1)(B) or Section 4999 of the Code.

(m) The Company and each Benefit Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (“Company Health Plan”) (i) are currently in compliance in all material respects with the Patient Protection and Affordable Care Act, the Health Care and Education Reconciliation Act of 2010, and all amendments thereto and regulations and guidance issued thereunder (collectively, “Healthcare Reform Laws”); and (ii) have been in compliance in all material respects with all applicable Healthcare Reform Laws since March 23, 2010. For each calendar month beginning on or after January 1, 2015, the Company either (i) was not an “applicable large employer member” within the meaning of Section 4980H of the Code; or (ii) has offered minimum value, affordable health coverage to its full-time employees (as those terms are defined under Section 4980H of the Code) in compliance with the applicable standards under Section 4980H of the Code.

(n) The Company has, for purposes of each Benefit Plan, correctly classified those individuals performing services for the Company or the respective ERISA Affiliate as common law employees, leased employees, independent contractors or agents.

(o) The Company does not have any ERISA Affiliates.

4.14
Affiliate Transactions.

Other than as described on Schedule 4.14, no Member Party and no Related Person or Affiliate of any Member Party or of the Company (a) is or was a party to any Contract or transaction with the Company (other than in such Person’s capacity as an officer, director, manager or employee of the Company, the compensation for which is reflected on Schedule 4.12(e)), or (b) has any interest in or owns any asset, tangible or intangible, which is used in the Business of the Company, other than the Membership Interests.

4.15
Compliance with Laws.

The Company and any third-party acting on its behalf with respect to the business of the Company, has complied and is now complying with all applicable Laws which affect the Business or to which the Company is subject, except where a failure to be in compliance, individually, would not have a Material Adverse Effect on the Company. No claim has been filed against the Company in writing alleging a violation of any Law. The Company is not now subject to any Proceeding, penalty assessment, audit or investigation by any Governmental Entity or any other allegation that the Company has violated the regulations of any such Governmental Entity or made a material false statement or omission to any Governmental Entity, including, without limitation, those related to government procurement.

4.16
Environmental and Safety Matters.

The Company has complied and is now complying with all environmental Laws and Environmental and Safety Requirements and has not received any written notice, report or other information regarding any violation of or Liability under any environmental Law or Environmental and Safety Requirements. Neither the Company nor any of its predecessors or Affiliates has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, manufactured, or exposed any Person to, any substance, or owned, leased or operated any property or facility which is or has been contaminated by any substances, so as to give rise to any current or future Liabilities pursuant to any Environmental and Safety Requirements. The Company has not assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any Liability of any other Person relating to Environmental and Safety Requirements.

4.17
Tangible Assets.

(a) The Company owns or leases, free and clear of Liens (other than security interests in favor of the lessor under equipment leases), all machinery, equipment, and other tangible assets used by the Company that are necessary for the Business as currently conducted and as presently proposed to be conducted;

(b) The machinery, equipment and other tangible assets used by the Company in connection with the Business are adequate to conduct the Business as currently conducted and as the Business is presently proposed to be conducted; and

(c) Each such tangible asset is free from material defects (patent and latent), has been maintained in all material respects in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable in all material respects for the purposes for which it presently is used with respect to the Business and as the Business is presently proposed to be conducted.

4.18
Undisclosed Liabilities.

The Company does not have any Liability, and there is no basis for any present or future Proceeding against it giving rise to any Liability, except for (i) Liabilities set forth on the Interim Financial Statements (or in any notes thereto), (ii) Liabilities which have arisen after the date of the balance sheet included in the Interim Financial Statements in the ordinary course of business and which are not, individually or in the aggregate, material in amount (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, environmental matter, infringement or violation of Law by the Company), (iii) Liabilities under this Agreement, (iv) Members’ Expenses and (v) those Liabilities set forth in Schedule 4.18.

4.19
Notes and Accounts Receivable.

All notes and accounts receivable of the Company are reflected properly on the Interim Financial Statements and the underlying books and records of the Company, are valid and undisputed receivables, are current, and are subject to no setoffs, counterclaims, or rebates. All notes and accounts receivable have arisen from bona fide transactions entered into by the Company involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice. All accounts receivable reflected on the Interim Financial Statements are collectible in full within ninety (90) days after billing.

4.20
Accounts Payable.

All of the accounts payable of the Company (a) arise from purchases actually made by or services actually performed for the Company, (b) have arisen from bona fide, arm’s length transactions in the Company’s ordinary course of business, (c) are properly reflected on the Financial Statements and other records of the Company, (d) are subject to no material set-offs, allowances or rebates, and (e) constitute valid and enforceable claims against the Company. Since the Balance Sheet Date, the Company has paid its accounts payable in the ordinary course of business and has not slowed or accelerated any such payments.

4.21
Insurance.

Schedule 4.21 sets forth each insurance policy to which the Company is a party, a named insured or otherwise the beneficiary of coverage. With respect to each such insurance policy: (i) the policy is legal, valid, binding, enforceable and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable and in full force and effect following the consummation of the Closing and the other transactions contemplated in connection with this Agreement or the other Transaction Documents without any further action being taken by the Company; (iii) neither the Company nor any other party to the policy is in breach or default (including, without limitation, with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof. All premiums due on such insurance policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each insurance policy. The insurance policies do not provide for any retrospective premium adjustment or other experience-based liability on the part of the Company. The Company has been covered during the past five years by insurance which is in scope and amount customary and reasonable for the Business and sufficient under the Laws and Contracts under which the Company is bound. True and complete copies of such insurance policies and loss runs for each insurance policy from the last five (5) years have been provided to the Buyer.

4.22
Customers and Suppliers.

(a) Schedule 4.22 lists each of (i) the top twenty five (25) advertising customers of the Company in the past year preceding the date of this Agreement (by dollar volume received from such customers) and the amount of consideration paid by such customers during such period, (ii) the top twenty five (25) podcast customers of the Company in the past year preceding the date of this Agreement (by dollar volume received from such customers) and the amount of consideration paid by such customers during such period, and (iii) the top ten (10) suppliers of the Company in the past year preceding the date of this Agreement (by dollar volume spent with such supplier) and the amount of consideration paid to such supplier during such period.

(b) Except as set forth on Schedule 4.22, (i) no supplier listed or supposed to be listed on Schedule 4.22 (A) has stopped or materially decreased the rate of, (B) has threatened to stop or materially decrease the rate of, or (C) as a result of the transactions contemplated by this Agreement or the other Transaction Documents is reasonably likely to stop or materially decrease the rate of, supplying materials, products or services to the Company, and (ii) no customer listed or supposed to be listed on Schedule 4.22 (A) has stopped or materially decreased the rate of its usage of products or services of the Company, (B) has threatened to stop or materially decrease the rate of its usage of products or services of the Company, (C) has cancelled or threatened in writing to cancel any valid and existing customer Contract, whether oral or written, with the Company, (D) has an unresolved dispute with the Company, or (E) as a result of the transactions contemplated by this Agreement or the other Transaction Documents is reasonably likely to stop or materially decrease the rate of, its usage of products or services of the Company.

4.23
Books and Records.

The minute books of the Company have been made available to Buyer, are complete and correct, and have been maintained in accordance with sound business practices. The minute books of the Company contain accurate and complete records of all meetings, and actions taken by written consent of, the Members and the managers, and no meeting, or action taken by written consent, of any such members or managers has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Company.

4.24
Bank Accounts.

Schedule 4.24 lists each bank account (designating each authorized signatory and the level of each signatory’s authorization) of the Company.

4.25
Litigation.

Schedule 4.25 lists all Actions or Proceedings to which the Company, any Member Party or any director, employee, manager or officer of the Company, in his or her capacity as such, is or was a party concerning the Business of the Company that (a) currently is pending, (b) was settled or adjudicated within the past five years, (c) was settled and adjudicated more than five years ago, but with respect to the Company has unsatisfied any Liability, or (d) that are threatened. No event has occurred or circumstances exist that my give rise to, or serve as a basis for, any such Action or Proceeding. There is no Action against any current or former member, manager or employee of the Company with respect to which the Company has, or is reasonably likely to have, an indemnification obligation. No matter disclosed on Schedule 4.25, if decided or settled unfavorably to the Company, could prevent or adversely affect the consummation of the transactions contemplated under this Agreement, result in any transactions contemplated under this Agreement being declared unlawful or rescinded or, except as expressly disclosed on Schedule 4.25, have a Material Adverse Effect.

4.26
Company Broker.

Except as set forth on Schedule 4.26, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement and the other Transaction Documents based on any arrangement or agreement made by or on behalf of the Company.

ARTICLE 5.
REPRESENTATIONS AND WARRANTIES OF BUYER

As a material inducement to the Company and the Member Parties to enter into this Agreement and to consummate the transactions contemplated hereunder, Buyer makes the representations and warranties set forth in this ARTICLE 5 as of the date hereof and as of the Closing Date with the intention that the Member Parties rely on (and are justified in such reliance on) such representations and warranties.

5.1
Organization and Power.

Buyer is a corporation duly formed, validly existing and in good standing under the Laws of the State of Nevada and is qualified to do business in every jurisdiction in which the execution, delivery and performance of its obligations under this Agreement requires it to be so qualified. Buyer has full power and authority to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which Buyer is a party.

5.2
Authorization.

No Proceedings or actions on the part of Buyer are necessary to approve and authorize Buyer’s execution and delivery of this Agreement or any Transaction Document to which Buyer is a party or the performance of Buyer’s obligations hereunder or thereunder. This Agreement constitutes, and each of the other Transaction Documents to which Buyer is a party will when executed constitute, a valid and binding obligation of Buyer, enforceable in accordance with their terms, except as enforceability hereof may be limited by bankruptcy, insolvency or other Laws affecting creditor’s rights generally and limitations on the availability of equitable remedies.

5.3
Absence of Conflicts.

Neither (x) the execution, delivery and performance of this Agreement or any other Transaction Document by Buyer, nor (y) the consummation by Buyer of the transactions contemplated hereby or thereby:

(a) does or will (i) conflict with or result in a breach of any of the provisions of, (ii) constitute a default under, (iii) result in the violation of, or (iv) give any third-party the right to terminate or to accelerate any obligation under, in each case under the provisions of any indenture, mortgage, loan agreement or other Contract to which Buyer is bound or by which it or any of its assets are affected, or

(b) without limiting clause (a) above, require any consent, approval, or authorization or exemption of or other action by or notice to or filing with any Governmental Entity or any other Person.

5.4
Financial Ability.

At the Closing, Buyer will have sufficient funds to permit it to consummate the transactions contemplated by this Agreement, including payment of the Estimated Closing Cash Purchase Price.

5.5
Buyer’s Broker.

There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement and the other Transaction Documents based on any arrangement or agreement made by or on behalf of Buyer.

5.6
Solvency.

Assuming the accuracy of the Company’s representations in ARTICLE 4, immediately after giving effect to the transactions contemplated hereby, Buyer shall be solvent and shall: (a) be able to pay its debts as they become due; (b) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities); and (c) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of Purchaser. In connection with the transactions contemplated hereby, Buyer has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured.

ARTICLE 6.
PRE-CLOSING COVENANTS

The parties agree as follows with respect to the period prior to the Closing:

6.1
General.

During the period commencing on the date of this Agreement and ending at the Closing or such earlier date as this Agreement may be terminated in accordance with its terms (the “Pre-Closing Period”), each of the Parties shall use its commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in ARTICLE 2); provided, however, that nothing in this Section 6.1 shall require any party to commence or participate in litigation.

6.2
Consents.

During the Pre-Closing Period, the Member Parties shall use commercially reasonable efforts to (i) provide any necessary or desirable notices to third parties, (ii) obtain, as promptly as practicable after the date of this Agreement, all third-party consents (including from Governmental Entities and advertiser and podcast customers) set forth in Schedule 4.4 or necessary or desirable, (iii) make all filings with Governmental Entities necessary or desirable in connection with the consummation of the transactions contemplated by this Agreement, and (iv) obtain any other consents or acknowledgements reasonably requested by Buyer pursuant to Section 2.2(a)(v).

If any consent, approval, or authorization necessary to preserve any right or benefit under any Contract to which the Company is a party is not obtained prior to the Closing, each Member Party shall, subsequent to the Closing, cooperate with Buyer and the Company in attempting to obtain such consent, approval or authorization as promptly thereafter as practicable.

6.3
Access.

During the Pre-Closing Period, the Member Parties shall provide Buyer and its representatives: (i) reasonable access to the Company’s employees (including for the purposes of employee meetings, onboarding, hiring, and explanations of benefits), accountants, lenders, attorneys, insurers and other third-party representatives engaged with respect to the Business, (ii) reasonable access to the Members’ and the Company’s Contracts, books and records, and other documents and information in each case relating to the Business; (iii) copies of all such Contracts, books and records, and other documents and information relating to the Business as they may reasonably request; and (iv) such additional financial, operating, and other data and information relating to the Business as they may reasonably request. The Company and the Member Parties shall cooperate and assist, to the extent reasonably requested by Buyer and its representatives, with Buyer’s investigation of the properties, assets, and financial condition of the Business; provided, however, that any such investigation shall be conducted during normal business hours upon reasonable advance notice to the Member Parties and the Company, as applicable, under the supervision of the Company’s personnel and in such a manner as not to interfere with the normal operations of the Company. All requests by the Buyer for access pursuant to this Section 6.3 shall be submitted or directed exclusively to the Member Representative or such other individuals as the Member Representative may designate in writing from time to time. Notwithstanding anything to the contrary in this Agreement, neither the Member Parties nor the Company shall be required to disclose any information to the Buyer if such disclosure would, in the Member Parties’ reasonable determination at the advice of counsel: (x) jeopardize any attorney-client or other privilege; or (y) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement. Prior to the Closing, without the prior written consent of the Member Parties, which shall not be unreasonably withheld, delayed or conditioned, Buyer shall not contact any suppliers to, or customers of, the Company.

6.4
Conduct of Business.

During the Pre-Closing Period, except as (i) required by applicable Law, (ii) expressly provided or permitted herein or (iii) consented to in writing by Buyer (which consent shall not be unreasonably withheld, delayed or conditioned), the Company and the Member Parties shall: (i) conduct the Business in the ordinary course of business and in substantially the same manner as the Business has been conducted prior to the date of this Agreement, including maintaining in full force and effect all insurance policies applicable to the Business or substantially equivalent replacements therefor; (ii) use their commercially reasonable efforts to preserve the current business organization of the Business, keep available the services of the Company’s current officers, employees and agents engaged in the Business, and maintain the relations and goodwill with all suppliers, customers, distributors, landlords, creditors, and other Persons having business relationships with the Business; (iii) report periodically to Buyer concerning the status of the operations and finances of the Business; (iv) comply in all material respects with all obligations under Contracts relating to the Business; (v) maintain all books and records relating to the Business in the ordinary course of business; (vi) make no material changes in management personnel of the Business, as a result of any action affirmatively taken by the Company with respect thereto; (vii) not adopt, amend or terminate any Employee Benefit Plan unless required by applicable Law; (viii) not enter into any Tax closing agreement, surrender any right to claim a refund of Taxes, waive any statute of limitations regarding any Tax, agree to any extension of time regarding the assessment of any Tax deficiency, make any federal, state, local or foreign elections regarding Taxes or the treatment of any of the Members by any applicable Governmental Entity with regards to Taxes or take any other similar action relating to any Tax, if any of the foregoing in would have the effect of increasing the Tax Liability of the Company for any period ending after the Closing Date or decreasing any Tax attribute of the Company, (ix) pay its Indebtedness, Taxes, Liabilities and other obligations when due, (x) maintain the properties and assets owned, operated or used by the Company in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear; (xi) maintain, defend and protects its properties and assets from infringement or usurpation; (xii) comply in all material respects with all applicable Laws; (xiii) not hire or offer employment to any individual with compensation in excess of $75,000; (xiv) not increase compensation to any employee or consultant in excess of the amounts set forth on Schedule 6.4; not purchase any properties or assets in excess of $50,000, (xv) not enter into any Contract for consideration in excess of $50,000 per annum, (xvi) preserve and maintain all of its Permits; and (xvii) not take or permit any action that would cause any of the changes, events, or conditions described in Section 4.6 to occur.

6.5
Notice of Developments.

Subject to Article 11, during the Pre-Closing Period, the Company and the Member Parties shall promptly notify Buyer in writing of (i) any breach of or inaccuracy in any representation or warranty made by the Company or Member Parties in this Agreement that would reasonably be expected to result in the failure of the condition in Section 2.2(a)(i), or(ii) any event, change, or development occurring after the date of this Agreement that would (A) reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or (B) reasonably be expected to result in the failure of any of the conditions set forth in ARTICLE 2 ; provided, however, that any such notice or any additional disclosure related thereto shall have no effect (a) on the determination of the satisfaction of any conditions to the obligation of the other parties to consummate the transaction contemplated by this Agreement set forth in ARTICLE 2, (b) on the determination of the presence of a breach of any representation or warranty by the Company or the Member Parties in this Agreement, (c) on Buyer’s right to indemnification under this Agreement, or (d) as a waiver of any provision of this Agreement by Buyer.  The Company shall promptly provide Buyer with such additional information in the Company’s possession as Buyer may reasonably request relating to any notice provided in accordance with the preceding sentence.

6.6
Employment Matters.

During the Pre-Closing Period, (a) the Member Parties and the Company shall use commercially reasonable efforts to cause all current employees of the Company to enter into written agreements in a form reasonably acceptable to Buyer (i) that validly assign to the Company all of such Person’s respective right, title and interest in, to and under all Intellectual Property created or developed for or on behalf of the Company (to the extent that such rights do not vest in the Company by operation of law) and (ii) pursuant to which such Person agrees in writing to maintain the confidentiality of all Confidential Information and to not use or disclose such Confidential Information, except for the benefit of the Company as required for such Person’s work on behalf of the Company, or as otherwise expressly authorized in writing by the Company, and (b).the Company and Buyer shall identify the employees of the Company (other than the Member Parties) for whom Buyer desires written employment agreements and the Company and the Member Parties shall use commercially reasonable efforts to secure and enter into such employment agreements on behalf of the Company with respect to each such identified employee.

6.7
Exclusivity.

(a) During the Pre-Closing Period, the Member Parties shall not, and shall not authorize or permit any of their Affiliates (including the Company) or any of its or their Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. The Member Parties shall immediately cease and cause to be terminated, and shall cause its Affiliates (including the Company) and all of its and their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than Buyer or any of its Affiliates) concerning (i) a merger, consolidation, liquidation, recapitalization or other business combination transaction involving the Company; (ii) the issuance or acquisition of membership interests in the Company; or (iii) the sale, lease, exchange or other disposition of any significant portion of the Company’s properties or assets.

(b) In addition to the other obligations under this Section 6.7, the Member Parties shall promptly (and in any event within three (3) Business Days after receipt thereof by any Member Party or its Representatives) advise Buyer orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.

(c) The Member Parties agree that the rights and remedies for noncompliance with this Section 6.7 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Buyer and that money damages would not provide an adequate remedy to Buyer.

6.8
R&W Policy.

At or prior to the Closing, Buyer shall cause VALE Insurance Partners (the “R&W Insurer”) to enter into a binding obligation to issue the Representations and Warranties Insurance policy, having terms and conditions as set forth in the Binder Agreement dated March 29, 2021 and attached hereto as Exhibit D (as may be amended, modified or supplemented from time to time in accordance with this Agreement) (the “R&W Policy”). Buyer shall cause the R&W Policy to provide that the R&W Insurer has no subrogation rights against any Member Party except solely in the case of fraud, intentional misrepresentation, or criminal activity, and Buyer will not amend the subrogation or third-party beneficiary provisions contained in the R&W Policy benefitting the Member Parties in a manner that would have an adverse effect on the Member Parties without the prior written consent of the Member Representative. All premiums, underwriting fees, brokers’ commissions and other costs and expenses related to such R&W Policy shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by the Member Parties.

ARTICLE 7.
POST-CLOSING COVENANTS

7.1
Press Releases and Announcements.

No Party may make any press release or other public announcement of or with respect to this Agreement or any of the transactions contemplated hereunder without the other Parties’ prior written consent, which shall not be unreasonably withheld, conditioned or denied except (i) as compelled by judicial or administrative process or by other requirements of Law. To the extent compelled by Law, the Parties shall have the right to review any report, statement or release as promptly as possible prior to its publication and to reasonably consult with the other Parties with respect to the content thereof.

7.2
Further Transfers.

Each Party to this Agreement will execute and deliver such further instruments of transfer, instruments, conveyances, assurances, and take such additional actions as any other Party may reasonably request to effect, consummate, confirm or evidence the transactions contemplated hereby and by the other Transaction Documents.

7.3
Confidentiality.

(a) Confidentiality. Each Member Party will treat and hold as confidential all Confidential Information and shall refrain from using any Confidential Information except as necessary to the Closing of the transactions contemplated by this Agreement and the other Transaction Documents, and deliver promptly to Buyer or destroy, at the request and option of Buyer, all tangible embodiments (and all copies) of Confidential Information which are in such Member Party’s possession or under such Member Party’s control. In the event that such Member Party is compelled by Law to disclose Confidential Information or the fact that Confidential Information has been made available to such Member Party by the Company, such Member Party agrees that such Member Party will provide the Company with prompt written notice of such request, to the extent such notice can be given, so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. If a protective order or other remedy is not obtained, or the Company waives compliance with the provisions of this Agreement, such Member Party agrees that such Member Party will furnish only that portion of Confidential Information and other information that is legally required and that such Member Party will use such Member Party’s best efforts to obtain reliable assurance that confidential treatment will be accorded to that portion of Confidential Information and other information that is being disclosed.

(b) Non-Disparagement. Each of Buyer, on one hand, and each Member Party, on the other hand, agrees not to disparage the other Party or the Company or any of their respective goods or services. The provisions of this paragraph shall not apply to any truthful testimony or deposition.

(c) Remedy for Breach. Each Party acknowledges and agrees that in the event of a breach by such Party of any of the provisions of this Section 7.3, monetary damages may be inadequate, and the other Party may have no adequate remedy at law. Accordingly, in the event of any such breach, the non-breaching Party and its successors or assigns may, in addition to any other rights and remedies existing in their favor, enforce their rights and such other Party’s obligations hereunder by an action or actions for specific performance, injunctive and/or other relief, without any requirement of posting a bond or proving actual damages or posting any bond or other security.

7.4
Cooperation and Proceedings.

After the Closing, each Member Party shall reasonably cooperate with Buyer and its counsel and make itself and its Representatives available to Buyer and the Company in connection with the institution or defense of any Proceeding (as applicable), whether existing, threatened, or anticipated, involving or relating to the transactions contemplated hereunder or under any other Transaction Document, including, without limitation, providing testimony, records and other information, provided all costs and expenses are advanced and otherwise promptly reimbursed by Buyer and such Member Party is reasonably compensated at an agreed to hourly rate.

7.5
Release.

(a) Except as provided in Section 7.5(e) below, each Member Party on behalf of itself or himself or herself and any Person who may be bound by it or him or her (collectively, the “Releasing Parties”), releases the Company and Buyer and each of their respective officers, directors, members, managers, shareholders, Affiliates, Subsidiaries, Representatives, agents, attorneys, employees, predecessors, successors and assigns (collectively, the “Released Parties”) from any and all claims, controversies, Actions, cross-claims, counter-claims, demands, debts, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, claims for costs and attorneys’ fees, or Liabilities of any nature whatsoever in law or in equity, both past and present (from the beginning of the world up to the effective time of the Closing on the Closing Date) and whether known or unknown, suspected or unsuspected, matured or unmatured, fixed or contingent, or claimed against any of its, his or her Released Parties which such Releasing Party, or any officer, director, manager, trustee, spouse, heir, executor, administrator, successor or assign of such Releasing Party, has or may have, which arise out of or result from their ownership and operation of, or their employment by, the Company, any Affiliate of the Member Party, or any predecessor thereto, or the conduct of the Business, up to the effective time of the Closing on the Closing Date, whether arising under any Law or public policy, contract or tort, or under common law or any claim for breach of contract, infliction of emotional distress, defamation, or any claim for costs, fees or other expenses, including, without limitation, reasonable attorneys’ fees incurred in these matters (all of the foregoing collectively referred to herein as such Releasing Party’s “Released Claims”).

(b) Each Releasing Party represents that he, she or it has made no assignment or transfer of any Released Claim and agrees to indemnify and hold harmless the Released Parties from and against any and all Losses arising from or in any way related to any such assignment. Each Releasing Party acknowledges and intends that his, her or its execution and delivery of this release shall be effective as a bar to each and every one of the Released Claims and expressly consents and agrees that this release shall be given full force and effect according to each and all of its express terms and provisions, including, without limitation, those relating to unknown and unsuspected Released Claims (notwithstanding any state statute that expressly limits the effectiveness of a general release of unknown, unsuspected and unanticipated Released Claims), if any, as well as those relating to any other Released Claims hereinabove mentioned or implied.

(c) Each Releasing Party hereby covenants not to sue or to institute or cause to be instituted any Action in any federal, state or local agency or any court or other tribunal against the Released Parties that is related directly or indirectly to any of the matters released in this Section 7.5. If any Releasing Party sues or otherwise institutes any such Action, that Action shall be dismissed upon presentation of this Agreement to the applicable agency, court or tribunal.

(d) Each Releasing Party agrees that if he, she or it violates any provision of this Agreement, such Releasing Party will pay all costs and expenses of defending against any related or resulting suit or other Proceeding incurred by his, her or its Released Parties, including, without limitation, reasonable attorneys’ fees.

(e) Notwithstanding the release provided in this Section 7.5, nothing herein shall operate to impair the rights and obligations under, or prevent the Releasing Party from asserting any claim against any Released Party that such Releasing Party may have, if any, arising (i) under this Agreement or any other Transaction Document (ii) from compensation earned but not paid to such Member Party since the end of the last payroll period, or (iv) from rights to indemnification from the Company pursuant to the Company’s governing documents and insurance, if any, in accordance with their terms for the Pre-Closing Period.

7.6
Covenant Not to Use Name.

Following the Closing, each Member Party agrees that it will not include or use the names or trademarks “AdvertiseCast” or any derivative thereof or any name or trademark confusingly similar thereto as the name of any Person other than the Company, on any advertising, logo or assets or otherwise use or assign any rights such Member Party may have in such name or trademark to any Person without Buyer’s prior written consent, except in connection with such Member Party’s continued employment with the Company after Closing.

7.7
Employment Matters.

(a) For the one (1) year period immediately following the Closing Date (or such shorter period as the applicable employee remains employed with the Company), Buyer shall use commercially reasonably efforts to ensure that the Company’s employees (except for the Member Parties) will receive salary or wage rate opportunities that are substantially the same as the salary or wage rate opportunities provided to them under the terms of their employment with the Company in effect immediately prior to the Closing Date. For the period beginning on the Closing Date and ending on the one-year anniversary of the Closing (or such period as the applicable employee remains employed with the Company), Buyer shall use commercially reasonably efforts to ensure that the Company’s employees will receive retirement and welfare, fringe and other employee benefits which are substantially similar in the aggregate to the employee benefits (excluding defined benefit pension plan benefits, retiree welfare benefits, equity and change in control benefits) that are provided to them by the Company immediately prior to the Closing Date. In addition to the foregoing, for the period beginning on the Closing Date, the Company’s employees, other than the Members, shall be eligible to participate in stock compensation plans that are generally available to Buyer’s employees and will participate on the same basis as Buyer’s employees.

(b) From and after the Closing Date, Buyer shall use commercially reasonably efforts to (i) ensure that the Company’s employees receive credit for prior service with the Company (or any predecessor entities) for purposes of eligibility, participation, vesting, seniority and levels of benefits (but not (A) for purposes of benefit accruals under any defined benefit pension plan, (B) for purposes of any plan, program or arrangement that provides retiree welfare benefits, (C) for purposes of any plan under which similarly situated employees of Buyer and its Affiliates do not receive service credit for prior service or (D) to the extent such credit would result in a duplication of benefits), under any employee benefit or compensatory plan, program or arrangement of Buyer, the Company or any of their respective Affiliates in which the Company’s employees are eligible to participate; (ii) ensure that any pre-existing conditions or limitations, eligibility waiting periods, actively-at-work requirements or required physical examinations under any welfare benefit plans of Buyer, the Company or any of their respective Affiliates will be waived with respect to the Company’s employees and their eligible spouses and dependents, to the extent waived or satisfied under a corresponding plan of the Company in which the applicable Company employee participated; and (iii) ensure that the Company’s employees and their eligible spouses, dependents and beneficiaries will receive credit for the plan year in which the Closing Date occurs towards applicable deductibles, coinsurances and annual out-of-pocket limits for expenses incurred prior to the Closing Date. Notwithstanding anything to the contrary, any balances available before the Closing Date to the Company employees under any flexible spending accounts shall remain available to such employees for qualified benefits payable after the Closing Date.

(c) Nothing in this Agreement, whether express or implied, shall: (i) give rise to any rights, claims, benefits, causes of action or remedies, including any right to employment or continued employment for any period or terms of employment, of any nature whatsoever, to the Company’s employees or other employee, former employee or individual independent contractor of the Company, any representative of any such employee, or any third-party whatsoever (including any Governmental Entity), (ii) subject to compliance with Section 7.7(a), be interpreted to prevent or restrict Buyer or its Affiliates from modifying or terminating the employment or terms of employment of any of the Company’s employee, the amendment or termination of any Benefit Plan or other employee benefit or compensation plan, program or arrangement, after the Closing Date or (iii) be treated as an amendment or other modification of any Benefit Plan or other employee benefit plan or arrangement.

7.8
Record Retention.

Subject to the attorney-client privilege, work product doctrine, or other similar privilege (unless pursuant to a joint defense or similar agreement), solely for the purposes of (i) complying with Section 9.1, or (ii) allowing the Member Parties to defend a Third-Party Claim in accordance with Section 10.5, the Buyer shall provide the Member Parties with reasonable access, during normal business hours and upon reasonable prior written notice, to the applicable Contracts, books and records, and other documents and information in each case relating to the Business pertaining or relating to the period on or before the Closing Date.

7.9
Employment Agreement.

Buyer and Hanley agree that, upon receipt by Hanley of legal authorization or qualification to work for the Company or an Affiliate of the Company in the United States, such Parties will execute an Employment Agreement substantially in the form of the employment agreement included as Exhibit B-1 (with appropriate adjustments made to the recitals, Effective Date, Duties, Term of Employment and other provisions as needed to account for Hanley’s role with the Company and the period of his service to the Company pursuant to the Leased Employee Agreement), at which time the Leased Employee Agreement will terminate in accordance with its terms.  For the avoidance of doubt, Buyer and Hanley agree that the Initial Term of Hanley’s Employment Agreement will not extend beyond the three-year anniversary of the Closing Date.

7.10
Up-listing to National Exchange.

In the event of an up-listing to the NASDAQ or another national exchange, the Member Parties shall have the opportunity to open the trading or “ring the bell” of the exchange, provided that at such time the Member Parties are employed by the Company, the Buyer, or an Affiliate of Buyer.  The Buyer’s President shall determine who stands in front.

ARTICLE 8.
MEMBER REPRESENTATIVE

8.1
Appointment and Powers.

Each Member Party irrevocably appoints Trevr Smithlin as the agent, proxy and attorney-in-fact for such Member Party for all purposes under this Agreement (including full power and authority to act on the Members’ collective behalf) (individually and collectively, the “Member Representative”) to do and perform every act and thing reasonably necessary or desirable to be done in connection with the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Member Representative will be authorized to: (a) take all actions on behalf of the Member Parties in connection with any claims made under ARTICLE 10 (other than any claim made by the Buyer Indemnitees under ARTICLE 10 against a specific Member Party), to defend or settle such claims, and to make payments in respect of such claims; (b) execute and deliver, should he elects to do so in his sole discretion, on behalf of the Member Parties, any amendment to this Agreement; (c) receive any notice required or desired to be given to Member Parties; (d) terminate or agree to terminate this Agreement; (e) take all actions set forth in ARTICLE 7 for which the Member Representative is responsible; (f) to accept service of process on behalf of the Member Parties; (g) to agree to, negotiate, enter into settlements and compromises of, and comply with judgments of courts or other Governmental Entity and awards of arbitrators, with respect to, any claims by any Buyer Indemnitees against any Member Party or by any Member Party against Buyer, or any other dispute between any Buyer Indemnitees and any Member Party, in each case relating to this Agreement or the transactions contemplated by this Agreement; and (h) take all other actions to be taken by or on behalf of the Member Parties and exercise any and all rights which the Member Parties are permitted or required to do or exercise under this Agreement.

8.2
Limitation of Liability.

The Member Representative will not be liable to any Member Party for any action taken by him in good faith pursuant to this Agreement, and the Member Parties will indemnify the Member Representative from any Losses arising out of his service as the Member Representative hereunder. The Member Representative is serving in that capacity solely for purposes of administrative convenience, and is not personally liable in such capacity for any of the obligations of the Member Parties hereunder, and the Buyer agrees on behalf of itself, its Affiliates, and any Buyer Indemnitees, that it will not look (nor shall any of its Affiliates or any Buyer Indemnitees be entitled to look) to the personal assets of the Member Representative, acting in such capacity, for the satisfaction of any obligations to be performed by the Member Parties hereunder.

8.3
Reliance.

Each Member Party agrees that the Buyer will be entitled to rely on any decision, act, consent, instruction or other action taken by the Member Representative, on behalf of the Member Parties, pursuant to Section 8.1 above (each, an “Authorized Action”), and that each Authorized Action will be final, binding and conclusive on each Member Party as fully as if such Member Party had taken such Authorized Action. The Buyer is hereby relieved from any Liability to any Person for any acts done or omissions by the Buyer in accordance with such Authorized Action. Without limiting the generality of the foregoing, the Buyer is entitled to rely, without inquiry, upon any document delivered by the Member Representative as being genuine and correct and having been duly signed or sent by the Member Representative.

8.4
Replacement of the Member Representative.

Upon the resignation, death, disability or incapacity of the initial Member Representative appointed pursuant to Section 8.1 above, the Member Parties will be permitted to appoint a replacement reasonably believed to be capable of carrying out the duties and performing the obligations of the Member Representative hereunder (which will be subject to the approval of the Buyer, such approval not to be unreasonably conditioned, withheld or delayed). This appointment and grant of power and authority by the Member Parties to the Member Representative pursuant to Section 8.1 are coupled with an interest, are in consideration of the mutual covenants made in this Agreement, are irrevocable and may not be terminated by the act of any Member Party or by operation of Law, whether upon the death or incapacity of any Member Party, or by the occurrence of any other event.

The Member Representative may resign at any time by written notice to each of the Member Parties and Buyer. In the event of the resignation of the Member Representative, the Member Parties representing a majority in interest of the Company’s membership interests as of immediately prior to the Closing shall, as soon as practicable after such resignation, appoint a successor agent for the Member Parties and, promptly thereafter, shall notify Buyer of the identity of such successor. All power, authority, rights, and privileges conferred in this Agreement to Trevr Smithlin as the initial Member Representative (or such other then-current Member Representative as of immediately prior to the applicable resignation) will apply to any successor Member Representative.

ARTICLE 9.
TAX MATTERS

9.1
Tax Matters.

The following provisions will govern the allocation of responsibility as between Buyer, on the one hand, and the Member Parties, on the other hand, for certain Tax matters following the Closing Date:

(a) Each Member Party shall, jointly and severally, be responsible for, shall pay, and shall indemnify, defend, and hold harmless each Tax Indemnitee against Losses resulting from any Tax imposed on or relating to the Company (or any predecessor of the Company) with respect to any Pre-Closing Tax Period, except to the extent any such Tax is taken into account in (i.e., increases) Closing Indebtedness and thus actually reduces the Purchase Price on a full dollar basis.

(b) Payments; Survival; Limitations. Each Member Party, jointly and severally, shall promptly pay in full any amount due under Section 9.1(a) and/or Section 9.1(d) to the Tax Indemnitee in immediately available funds at least twenty (20) Business Days before the due date of the Taxes to which such payment relates (or if such Taxes are past-due, then within ten (10) Business Days of Buyer’s demand for such payment).

(c) Straddle Period. For purposes of this Agreement, in the case of any Taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any ad valorem property Taxes of the Company for the Straddle Period which relates to the Pre-Closing Tax Period will be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period on or before the Closing Date and the denominator of which is the total number of days in such Straddle Period, and the amount of any other Taxes of the Company for a Straddle Period which relates to the Pre-Closing Tax Period will be determined based on an interim closing of the books as of the end of the Closing Date.

(d) Responsibility for Filing Tax Returns. The Member Representative shall prepare or cause to be prepared and timely filed all Tax Returns of the Company for any taxable periods which end on or before the Closing Date, which are required to be filed after the Closing Date, in a manner consistent with past practice of the Company and (in any event) applicable Law, provided that, the Member Representative shall submit a draft of such Tax Return(s) to Buyer at least thirty (30) days prior to the due date (with extensions) of such Tax Return and if, within five (5) Business Days of Buyer’s receipt of such draft, Buyer notifies the Member Representative of Buyer’s disagreement with such draft, then the Member Representative shall either incorporate Buyer’s comments to such Tax Return prior to its filing or promptly notify Buyer of the Member Representative’s disagreement with such comments, in which (latter) case, the Parties shall submit such disagreement to the Neutral Accountant for resolution in accordance with the procedures of Section 1.3(c), mutatis mutandis; provided further that, if any such disagreement is not resolved in time for such Tax Return practicably to be modified before the due date (taking into account applicable extensions) of such Tax Return, then such Tax Return shall be filed (a) in the manner that the Member Representative deems correct, to the extent such Tax Return is executed by a Member on behalf of the Company or, (b) in the manner mutually agreed upon by Buyer and an accounting firm appointed by the Member Representative, if such Tax Return requires the signature of any officer or agent of Buyer, or any officer or agent of the Company appointed by Buyer, subject in either case to the filing of an amended Tax Return following (and as necessary to comport with) the foregoing resolution by the Neutral Accountant or Buyer and the Member Representative. Buyer shall prepare or cause to be prepared, and timely file, or cause to be timely filed, all other Tax Returns for the Company required to be filed after the Closing Date. Each Member Party, jointly and severally, shall pay to Buyer, in accordance with Section 9.1(b), the amount of any Taxes due with or in respect of any Tax Return prepared pursuant to this Section 9.1(d) to the extent such Taxes relate to a Pre-Closing Tax Period, and Buyer shall be responsible for the amount of any Taxes due with or in respect of any Tax Return prepared pursuant to this Section 9.1(d) to the extent such Taxes relate to a post-Closing Tax period, determined in accordance with Section 9.1(c).

(e) Tax Treatment.  The Parties acknowledge and agree that, for U.S. federal income Tax purposes the purchase of the Purchased Interests by Buyer is intended to be governed by IRS Revenue Ruling 99-6, 1999-1 C.B. 432 (Situation 2). Each of Buyer and the Member Parties shall prepare and timely file all relevant Tax Returns on a basis consistent with the foregoing and shall take no inconsistent position on any Tax Return, in any audit or similar Proceeding relating to Taxes before any Governmental Entity or otherwise, except to the extent otherwise required by a determination within the meaning of Section 1313(a) of the Code.

(f) Purchase Price Allocation. The Parties shall allocate an amount equal to Purchase Price (including for purposes of this clause (f) the maximum potential earn-out) among the Company’s assets and liabilities for all purposes (including Tax and financial accounting) as shown on the allocation schedule (the “Allocation Schedule”). Buyer shall use its commercially reasonable best efforts to prepare and deliver a draft of the Allocation Schedule to the Member Representative within seven (7) days following the Closing Date for its approval. If the Member Representative notifies Buyer in writing that the Member Representative objects to one or more items reflected in the Allocation Schedule within five (5) days after delivery of the draft Allocation Schedule by Buyer, it shall notify Buyer and the Member Representative and Buyer shall negotiate in good faith to resolve such dispute; provided, however, that if the Member Representative and Buyer are unable to resolve any dispute with respect to the Allocation Schedule within ten (10) days following the delivery of the objection notice, the Neutral Accountant shall resolve such dispute. The Members and Buyer shall bear equally the fees and expenses of such accounting firm. Buyer, the Company, and the Members shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with the Allocation Schedule. The Parties shall allocate any adjustments to the Purchase Price pursuant to Section 1.3 herein in a manner consistent with the Allocation Schedule.

(g) Cooperation on Tax Matters. Each Party hereto will, and shall cause its Subsidiaries and Affiliates to, provide to each of the other Parties hereto such cooperation and information as any of them reasonably may request in preparing and filing any Tax Return, determining a Liability for Taxes or in conducting any audit or other Proceeding in respect of Taxes. Such cooperation and information shall include, without limitation, providing copies of all relevant portions of relevant Tax Returns, together with relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of property, which any such Party may possess. Each Member Party shall turn over to Buyer all Tax Returns, schedules and work papers, and all material records and other documents of the Company, in its or his possession and not previously delivered to Buyer, relating to Taxes of the Company.

(h) Tax Sharing Agreements. All Tax sharing agreements or similar agreements and powers of attorney with respect to or involving the Company shall be terminated as of the Closing Date and, after the Closing Date, the Company shall not be bound thereby or have any Liability thereunder.

(i) Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including, without limitation, any penalties and interest, but excluding, for the avoidance of doubt, any Taxes based on or measured by income or gain) incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid by the Member Parties, when due, and Buyer will file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges (the costs of which filings shall be borne by the Member Parties).

(j) Tax Contests. Whenever any Taxing Authority initiates an audit of, asserts a claim for, proposes to assess or adjust, or otherwise disputes the amount of, any Tax of the Company for a taxable period ending on or before the Closing Date (a “Tax Contest”), Buyer shall so notify the Member Representative; provided that Buyer’s failure to do so shall not affect any obligation of Member Parties, jointly and severally, to indemnify Buyer against any Taxes except to the extent that the Member Parties’ ability to contest such Tax is actually prejudiced by such failure. The Member Representative shall control all Tax Contests, provided the Buyer shall have the right to participate (at its own expense) in any such Tax Contest. If the Member Representative fails to conduct a defense of any such Tax Contest, the Buyer may do so and may settle or compromise the Tax Contest in its sole discretion. The Member Representative will reimburse the Buyer for all reasonable expenses incurred in this event. The Buyer’s right to participate shall include the right to receive copies of all correspondence from any Tax authority relating to such Tax Contest, attend meetings and review and comment on submissions relating to any such Tax Contest, and the Member Representative shall consider in good faith any comments provided by the Buyer. The Member Representative may not settle or compromise any Tax Contest without prior written consent of Buyer. The Buyer shall conduct and defend any Tax Contest that relates to a Straddle Period. The Member Representative may participate at its own expense. The Buyer may settle or compromise any Tax Proceeding that relates to a Straddle Period. At the option of Buyer, the Parties shall cause the Company to effect a “push out” election under Section 6226 of the Code (and similar state and local Tax Law) with respect to any Tax Contest.

(k) Tax Refunds. The Members shall be entitled to, and Buyer shall pay over to the Members upon receipt, any Tax refund in respect to a Pre-Closing Tax Period. This paragraph shall survive the Closing.

ARTICLE 10.
INDEMNIFICATION

10.1
Survival.

All representations, warranties, covenants and other agreements contained in this Agreement, or other Transaction Document, any Schedule, any Exhibit, or any other certificate, document or other writing delivered in connection with this Agreement or other Transaction Document shall survive the Closing as follows:

(a) Except as otherwise explicitly set forth herein, none of the covenants or other agreements contained in this Agreement shall survive the Closing other than those which by their terms contemplate performance after the Closing, and each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms.

(b) All Fundamental Representations shall survive for the applicable statute of limitations plus thirty (30) days.

(c) All Standard Representations shall survive the Closing until twelve (12) months after the Closing Date.

10.2
Indemnification by Member Parties.

(a) Each Member Party shall indemnify, defend, save and hold harmless from and against, and pay on behalf of and reimburse as and when incurred, Buyer, the Company, and each of their respective Affiliates, Subsidiaries, employees, agents, Representatives, heirs, successors and assigns (the “Buyer Indemnitees”) for, any and all Losses resulting from, arising out of, or incurred by any Buyer Indemnitees in connection with, or otherwise relating to:

(i) the failure of any representation, warranty or other statement by a Member Party or the Company contained in this Agreement, or any other Transaction Document, any Schedule, any Exhibit or any other certificate, document, or other writing delivered in connection with this Agreement or other Transaction Document, to be true and correct in all respects as of the date hereof and as of the Closing Date;

(ii) any breach of any covenant or other agreement by a Member Party contained in this Agreement or any other Transaction Document, any Schedule, any Exhibit or any other certificate, document, or other writing delivered in connection with this Agreement or other Transaction Document;

(iii) any Members’ Expenses or Indebtedness outstanding as of Closing to the extent not deducted from the Closing Cash Purchase Price; and

(iv) any claims related to fraud or intentional misrepresentation or criminal activity of a Member Party or any Representative of any Member Party (in each case, as such fraud or intentional misrepresentation or criminal activity relates to the Business, assets or operations of the Company or the transactions contemplated under this Agreement);

provided, that this Section 10.2 shall not apply with respect to any Loss relating to Taxes to the extent that indemnification payments for such Loss have been made pursuant to Section 9.1. Once the amount of, and liability for, a Loss is agreed to in writing by the Indemnitor or finally adjudicated to be payable pursuant to this ARTICLE 10, the Indemnitor shall satisfy (or take all required action to cause any applicable Person to satisfy) its obligations within five (5) Business Days of the agreement of the Indemnitor, or the final, non-appealable adjudication, by wire transfer of immediately available funds (subject, in all cases, to this ARTICLE 10).

(b) No Member Party shall be liable for any Loss or Losses for claims made pursuant to Section 10.2(a)(i) (“Buyer Warranty Losses”) (other than with respect to Fundamental Representations and any Tax Representations) unless and until the aggregate amount of all Buyer Warranty Losses incurred by the Buyer Indemnitee exceed $37,500 (the “Basket”), in which event the Members, severally and not jointly, shall be liable for all Buyer Warranty Losses in excess of $37,500; provided, further, that no Member will have any Liability for any Loss for claims made pursuant to Section 10.2(a)(i) to the extent that the aggregate amount of all Buyer Warranty Losses exceeds the Indemnity Escrow Amount (collectively, the “Cap”). For the avoidance of any doubt, the Cap shall not in any manner (i) apply with respect to Fundamental Representations, Tax Representations and any claims relating to Sections 10.2(a)(ii)-(iv), or (ii) affect or otherwise limit any claim made or available under the R&W Policy.

(c) For as long as there are Indemnity Escrow Amount funds in the Indemnity Escrow Account maintained under the Escrow Agreement, any and all amounts payable by the Member Parties as Indemnitors to a Buyer Indemnitee in relation to Buyer Warranty Losses (other than with respect to Fundamental Representations and any Tax Representations) will be paid (i) first out of such Indemnity Escrow Amount account established pursuant to the Escrow Agreement, (ii) to the extent such Buyer Warranty Losses exceed the Indemnity Escrow Amount funds then available, by recovery under the R&W Policy (unless the matter that is the subject of such breach is an exclusion in the R&W Policy), and (iii) and to the extent such Buyer Warranty Losses exceed (x) the Indemnity Escrow Amount funds then available and (y) the coverage limit of the R&W Policy (or coverage under the R&W Policy is excluded), only then, directly by the Member Parties as provided herein in accordance with payment instructions provided by Buyer, provided, (A) that attempts to collect proceeds under the R&W Policy are not a precondition to the Buyer Indemnitees being awarded or collecting any Losses from any Member Party, and (B) that the Buyer may in its sole discretion elect to set-off any amount to which it in good faith reasonably believes it is entitled to receive pursuant to this Agreement against any portion of the payments that may become due and payable by the Buyer under Section 1.5 hereof. The exercise of such right of set-off by Buyer in good faith, whether or not ultimately determined to be justified, will not constitute an event of default under this Agreement or any Transaction Document. If a Buyer Indemnitee actually recovers amounts described in this Section 10.2(c) from the R&W Policy, then the Buyer Indemnitee shall pay to the indemnifying Member Parties such recovered amounts up to, but not to exceed, the amount of such Losses for which such Buyer Indemnitee actually received indemnification pursuant to this ARTICLE 10.

(d) Payments by the Member Parties as Indemnitors to a Buyer Indemnitee in respect of any Buyer Warranty Losses shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds (other than the R&W Policy) and any indemnity, contribution or other similar payment received or reasonably expected to be received by the Buyer Indemnitee (or the Company) in respect of any such claim. The Buyer Indemnitee shall use its commercially reasonable efforts to recover under insurance policies (other than the R&W Policy) or indemnity, contribution or other similar agreements for any Buyer Warranty Losses prior to seeking indemnification under this Agreement.

(e) The liability of the Member Parties under this Section 10.2 shall be joint and several except for any liability for Buyer Warranty Losses arising under ARTICLE 3, for which the Member Parties shall be several and not joint.

10.3
Indemnification by Buyer.

(a) Buyer shall indemnify, defend, save and hold harmless from and against, and pay on behalf of and reimburse as and when incurred, each Member Party, his or its Affiliates and their respective Related Persons, employees, agents, Representatives, successors, heirs and assigns (the “Member Indemnitees”) for, any and all Losses resulting from, arising out of, or incurred by any Member Indemnitees in connection with, or otherwise relating to:

(i) the failure of any representation, warranty or other statement by Buyer contained in this Agreement or any other Transaction Document, any Schedule, any Exhibit, or any other certificate, document, or other writing delivered in connection with this Agreement or other Transaction Document, to be true and correct in all respects as of the Closing Date;

(ii) any breach of any covenant or other agreement by Buyer contained in this Agreement or any other Transaction Document, any Schedule, any Exhibit, or any other certificate, document, or other writing delivered in connection with this Agreement or other Transaction Document; and

(iii) any Taxes relating to the Company claimed as owing in respect to periods from and after the Closing Date.

(b) Buyer shall not be liable for any Loss or Losses for claims made pursuant to Section 10.3(a) (“Member Losses”) unless and until the aggregate amount of all Member Losses incurred by the Member Indemnitees exceeds the Basket, in which event the Buyer shall be liable for all Member Losses in excess of $37,500; provided, further, that the Buyer will not have any Liability for any Member Losses for claims made pursuant to Section 10.3(a) to the extent that the aggregate amount of all Member Losses exceeds the Cap.

(c) Buyer may, in its sole discretion, elect to set-off any amount to which it in good faith reasonably believes it is entitled to receive pursuant to this Agreement against any portion of the Member Losses that may become due and payable by the Buyer. The exercise of such right of set-off by Buyer in good faith, whether or not ultimately determined to be justified, will not constitute an event of default under this Agreement or any Transaction Document

10.4
Time Limitations.

(a) Each Member Party shall have liability under Section 10.2 with respect to a breach of a Fundamental Representation or Standard Representation, only if the Buyer Indemnitee notifies the Member Representative of a claim (specifying the factual basis of the claim in reasonable detail to the extent known by such Buyer Indemnitee) on or before the expiration date of the applicable survival period set forth in Section 10.1 that relates to the alleged breached representation or warranty in question.

(b) Buyer shall have liability under Section 10.3 with respect to a breach of a Standard Representation only if the Member Indemnitee notifies Buyer of a claim (specifying the factual basis of the claim in reasonable detail to the extent known by such Member Indemnitee) on or before the expiration date of the applicable survival period set forth in Section 10.1 that relates to the alleged breached representation or warranty in question.

(c) Notwithstanding the foregoing, claims asserted in good faith prior to the expiration date of the applicable survival period shall not be barred by such expiration and shall survive until finally resolved.

10.5
Indemnification Procedures for Third-Party Claims.

(a) In the event that an Indemnitee receives notice of the assertion of any claim or the commencement of any Action by a third-party in respect of which indemnity may be sought under the provisions of this ARTICLE 10 (“Third-Party Claim”), the Indemnitee shall promptly notify the Indemnitor in writing (“Notice of Claim”) of such Third-Party Claim. Failure or delay in notifying the Indemnitor will not relieve the Indemnitor of any Liability it may have to the Indemnitee, except and only to the extent that such failure to delay causes actual harm to the Indemnitor with respect to such Third-Party Claim. The Notice of Claim shall set forth the amount, if known, or, if not known, an estimate of the foreseeable maximum amount of claimed Losses (which estimate shall not be conclusive of the final amount of such Losses) and a description of the basis for such Third-Party Claim.

(b) Subject to the further provisions of this Section 10.5 and the rights of the R&W Insurer, the Indemnitor will have ten (10) days (or less if the nature of the Third-Party Claim requires) from the date on which the Indemnitor received the Notice of Claim to notify the Indemnitee that the Indemnitor will assume the defense or prosecution of such Third-Party Claim and any litigation resulting therefrom with counsel of its choice (reasonably satisfactory to the Indemnitee) and at its sole cost and expense (a “Third-Party Defense”). Any Indemnitee shall have the right to employ separate counsel in any such Third-Party Defense and to participate therein, but the fees and expenses of such counsel shall not be at the expense of the Indemnitor unless (A) the Indemnitor shall have failed, within the time after having been notified by the Indemnitee of the existence of the Third-Party Claim as provided in the first sentence of this paragraph (b), to assume the defense of such Third-Party Claim, or (B) the employment of such counsel has been specifically authorized in writing by the Indemnitor.

(c) The Indemnitor will not be entitled to assume the Third-Party Defense if:

(i) the Third-Party Claim seeks, in addition to or in lieu of monetary damages, any injunctive or other equitable relief (except where non-monetary relief is merely incidental to a primary claim or claims for monetary damages);

(ii) the Third-Party Claim relates to or arises in connection with any criminal Proceeding, indictment or allegation;

(iii) under applicable standards of professional conduct, a conflict on any significant issue exists between the Indemnitee and the Indemnitor in respect of the Third-Party Claim;

(iv) the Indemnitor has failed or is failing to vigorously prosecute or defend such Third-Party Claim;

(v) the assumption of the defense of the Third-Party Claim by the Indemnitor is reasonably likely to cause a Buyer Indemnitee to lose coverage under the R&W Policy;

(vi) a Buyer Indemnitee or the insurer is required to assume the defense of such Third-Party Claim pursuant to the R&W Policy; or

(vii) the Indemnitor fails to provide reasonable assurance to the Indemnitee of its financial capacity to prosecute the Third-Party Defense and provide indemnification in accordance with the provisions of this Agreement.

(d) If by reason of the Third-Party Claim a Lien, attachment, garnishment or execution is placed upon any of the property or assets of the Indemnitee, the Indemnitor, if it desires to exercise its right to assume such Third-Party Defense, must furnish a reasonably satisfactory indemnity bond to obtain the prompt release of such Lien, attachment, garnishment or execution.

(e) If the Indemnitor assumes a Third-Party Defense, it will take all steps reasonably necessary in the defense, prosecution or settlement of such claim. The Indemnitor will not consent to the entry of any judgment or enter into any settlement, except with the written consent of the Indemnitee, except if the Indemnitor acknowledges its indemnification obligation in respect to such settled claim in writing to the Indemnitee and sets aside monies to satisfy such claim. The Indemnitor shall conduct the defense of the Third-Party Claim actively and diligently, and the Indemnitee will provide reasonable cooperation in the defense of the Third-Party Claim. So long as the Indemnitor is reasonably conducting the Third-Party Defense in good faith, the Indemnitee will not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnitor (not to be unreasonably withheld or delayed). Notwithstanding the foregoing, the Indemnitee shall have the right to pay or settle any such Third-Party Claim; provided that in such event it shall waive any right to indemnity therefor by the Indemnitor for such claim unless the Indemnitor shall have consented to such payment or settlement (such consent not to be unreasonably withheld or delayed). If the Indemnitor is not reasonably conducting the Third-Party Defense in good faith, the Indemnitee shall have the right to consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnitor, and the Indemnitor shall reimburse the Indemnitee promptly for all Losses incurred in connection with such judgment or settlement.

(f) In the event that (i) an Indemnitee gives Notice of Claim to the Indemnitor, and the Indemnitor fails or elects not to assume a Third-Party Defense which the Indemnitor had the right to assume under this Section 10.5, or (ii) the Indemnitor is not entitled to assume the Third-Party Defense pursuant to this Section 10.5, the Indemnitee shall have the right, with counsel of its choice, to defend, conduct and control the Third-Party Defense, at the sole cost and expense of the Indemnitor. In each case, the Indemnitee shall conduct the Third-Party Defense actively and diligently, and the Indemnitor will provide reasonable cooperation in the Third-Party Defense. The Indemnitee shall have the right to consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim on such terms as it may deem appropriate. Notwithstanding any provision to the contrary, in connection with any Third-Party Claim, the Indemnitor hereby consents to the nonexclusive jurisdiction of any court in which an Action in respect of a Third-Party Claim is brought against any Indemnitee for purposes of any claim that the Indemnitee may have under this ARTICLE 10 with respect to such Action or the matters alleged therein and agrees that process may be served on the Indemnitor with respect to such a claim anywhere in the world. If the Indemnitor does not elect to assume a Third-Party Defense which it has the right to assume hereunder, the Indemnitee shall have no obligation to do so.

(g) Each party to this Agreement shall use its commercially reasonable efforts to cooperate and to cause its employees to cooperate with and assist the Indemnitee or the Indemnitor, as the case may be, in connection with any Third-Party Defense, including, without limitation, attending conferences, discovery proceedings, hearings, trials and appeals and furnishing records, information and testimony, as may reasonably be requested; provided that each party shall use its best efforts, in respect of any Third-Party Claim of which it has assumed the defense, to preserve the confidentiality of all confidential information and the attorney-client and work-product privileges.

10.6
Indemnification Procedures for Non-Third-Party Claims.

In the event of a claim that does not involve a Third-Party Claim being asserted against it, the Indemnitee shall send a Notice of Claim to the Indemnitor. The Notice of Claim shall set forth the amount, if known, or, if not known, an estimate of the foreseeable maximum amount of claimed Losses (which estimate shall not be conclusive of the final amount of such Losses) and a description of the basis for such claim. The Indemnitor will have thirty (30) days from receipt of such Notice of Claim to dispute the claim and will reasonably cooperate and assist the Indemnitee in determining the validity of the claim for indemnity. If the Indemnitor does not give written notice to the Indemnitee that it disputes such claim within thirty (30) days after its receipt of the Notice of Claim, the claim specified in such Notice of Claim will be conclusively deemed a Loss subject to indemnification hereunder.

10.7
Contingent Claims.

Nothing herein shall be deemed to prevent an Indemnitee from making a good faith claim hereunder for potential or contingent claims or demands; provided that the Notice of Claim sets forth the specific basis for any such contingent claim to the extent then feasible, and the Indemnitee has reasonable grounds (which shall be set forth in the Notice of Claim) to believe that such a claim may be made.

10.8
Effect of Investigation; Waiver.

An Indemnitee’s right to indemnification, payment, reimbursement or other remedies based upon any representation, warranty, covenant or agreement of the Indemnitor will not be affected by any investigation (including, without limitation, any environmental investigation or assessment) conducted, any knowledge acquired at any time (whether obtained prior to or after the Closing Date), or any waiver by the Indemnitee of any condition, with respect to the accuracy or inaccuracy of any representation or warranty of, or compliance with, such representation, warranty, covenant or agreement. Such representations, warranties, covenants and agreements shall not be affected or deemed waived by reason of the fact that the Indemnitee knew or should have known that any representation or warranty might be inaccurate or that the Indemnitor failed to comply with any agreement or covenant. The representations and warranties and indemnification rights associated therewith are meant to allocate risk among the Parties, and, therefore, any investigation by such Party shall be for its own protection only and shall not affect or impair any right or remedy hereunder.

Each Member Party acknowledges and agrees that, upon and following the Closing, the Company shall not have any Liability or obligation to indemnify, save or hold harmless or otherwise pay, reimburse or make such Member Party whole for or on account of any indemnification or other claims made by any Buyer Indemnitee hereunder. Such Member Party shall have no right of contribution against the Company with respect to any such indemnification or other claim.

10.9
Treatment of Indemnification Payments.

Each Party to this Agreement will treat all payments made pursuant to this ARTICLE 10 as adjustments to the Purchase Price for all purposes.

10.10
Materiality.

For purposes of this ARTICLE 10, any determination of Losses, inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty.

10.11
Other Rights and Remedies Not Affected.

The indemnification rights under this ARTICLE 10 are independent of and in addition to such rights and remedies as the Parties may have under ARTICLE 12, at law or in equity or otherwise for any misrepresentation or breach of warranty, or failure to fulfill any agreement or covenant contained in this Agreement on the party of any Party hereto, including, without limitation, the right to seek specific performance, recession or restitution, none of which rights or remedies shall be affected or diminished hereby. No limitations (including any survival limitations and other limitations set forth in this Agreement), qualifications or procedures in this Agreement shall be deemed to limit or modify the ability of Buyer to make claims under or recover under the R&W Policy; it being understood that any matter for which there is coverage available under the R&W Policy shall be subject to the terms, conditions and limitations, if any, set forth in the R&W Policy.

10.12
Overlap.

To the extent that any obligation or responsibility pursuant to ARTICLE 12 may overlap or conflict with an obligation or responsibility pursuant to this ARTICLE 10, the provisions of this ARTICLE 10 shall govern.

10.13
Release of Claims Amounts and Indemnification Escrow Amount.

(a) Once a Loss is agreed to by the Indemnitor or otherwise finally determined to be payable pursuant to this ARTICLE 10, the Indemnitor shall satisfy its obligations within fifteen (15) Business Days of such final resolution. The Parties hereto agree that should an Indemnitor not make full payment of any such obligations within such fifteen (15) Business Day period, any amount payable shall accrue interest from and including the date of the agreement of the Indemnitor or final resolution at the maximum interest rate under applicable Law. Such interest shall be calculated daily on the basis of a 365-day year.

(b) On the tenth (10th) Business Day following the first anniversary of the Closing Date, Buyer and Member Parties shall cause the Escrow Agent to (i) retain an amount, if any, equal to the amount of any claims for indemnification asserted in an Notice of Claim delivered in accordance with this ARTICLE 10 (including any Third-Party Claims) or any disputes under Section 9.1(j) that are not yet resolved or for which payment has not yet been made (an “Unresolved Claim”) and (ii) release any remaining Indemnification Escrow Amount net of such Unresolved Claims to: (a) first, any Party of any outstanding Losses owed by Members Parties to Buyer payable from the Indemnification Escrow Account, and (b) second, the remaining amount (if any) of the Indemnification Escrow Account to Member Parties. Upon the final resolution of any such Unresolved Claim pursuant to this ARTICLE 10 or Section 9.1(j), as applicable, the amount of the Indemnification Escrow Amount retained for such Unresolved Claim shall be released (to the extent not utilized to indemnify any Indemnitee) by the Escrow Agent within five (5) Business Days to (x) Indemnitee or Buyer, as applicable, an amount equal to any Unresolved Claim resolved in favor of such Indemnitee or Buyer, and (y) Member Parties the amount equal to the balance of the Indemnification Escrow Account (to the extent positive) as of the date of such final resolution, provided, that if there are further Unresolved Claims at such time, such amount disbursed shall not exceed an amount equal to the remaining Indemnification Escrow Account net of such further Unresolved Claims.

10.14 Exclusive Remedy.

From and after the Closing, the provisions of this Article 10 shall be the Parties’ sole and exclusive remedy for Buyer Warranty Losses (but not for injunctive or other equitable or non-monetary relief) arising out of or resulting from this Agreement and the transactions contemplated hereby, except with respect to (a) Section 1.3, (b) claims based on fraud or intentional misrepresentation, and (c) claims by a Buyer Indemnitee for any Loss or Losses that are incurred by a Buyer Indemnitee arising from or related to any breach of or inaccuracy in any representation or warranty made by any Member Party in this Agreement or any breach of or failure by any Member Party to perform any covenant or obligation set out or contemplated in this Agreement.

ARTICLE 11.
TERMINATION; EFFECT OF TERMINATION

11.1
Termination.

This Agreement may be terminated at any time prior to the Closing:

(a) By the mutual written consent of the Member Parties and Buyer;

(b) by the Member Parties (acting together), if the Company and the Member Parties are not then in material breach of any material term of this Agreement, upon written notice to Buyer if there occurs a material breach of any representation, warranty, covenant or agreement of Buyer contained in this Agreement, which breach, in the absence of a cure, would cause any of the closing conditions set forth in Section 2.2 to not be satisfied prior to the Termination Date, provided, however, that such breach is either not capable of being cured or has not been cured within thirty (30) days after the giving of notice thereof by the Member Parties to Buyer;

(c) by Buyer, if the Buyer is not then in a material breach of any material term of this Agreement, upon written notice to the Member Representative if there occurs a material breach of any representation, warranty, covenant or agreement of the Member Parties or the Company contained in this Agreement, which breach, in the absence of a cure, would cause any of the closing conditions set forth in Section 2.2 to not be satisfied prior to the Termination Date; provided, however, that such breach is either not capable of being cured or has not been cured within thirty (30) days after the giving of notice thereof by the Buyer to the Member Representative;

(d) by Buyer, if the Company is unable to complete the Financial Audit;

(e) By either Buyer, on the one hand, or the Member Parties (acting together), on the other hand, by written notice to the other in the event that:

(i) There shall be any law or regulation that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or

(ii) Any Governmental Entity of competent jurisdiction shall have issued an injunction or taken any other action (which injunction or action the parties hereto shall use commercially reasonable efforts to lift) that permanently restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby, and such injunction shall have become final and non-appealable; or

(iii) the Closing shall not have occurred on or before May 31, 2021 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 11.1(e)(iii) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date.

provided, however, that in the event that termination is triggered by Subsections (i) or (ii) of this Section 11.1(d), the Parties shall in good faith negotiate an alternative transaction that will comply with applicable laws and requirements of any Governmental Entity within one hundred twenty (120) days of said termination.

11.2
Effective of Termination.

In the event of the valid termination of this Agreement pursuant to Section 11.1, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of Buyer, the Company or the Member Parties, and their respective directors, officers, employees, partners, managers, members or stockholders, and all rights and obligations of any party hereto shall cease, except that (a) the agreements contained in Section 7.3, ARTICLE 10, this ARTICLE 11 and ARTICLE 12 shall survive the termination of this Agreement, and (b) no such termination shall relieve any Party hereto of any liability for damages resulting from any fraud, willful misconduct or intentional misrepresentation by such Party of this Agreement prior to such termination, in which case the non-breaching Party shall be entitled to all rights and remedies available at law or in equity.

ARTICLE 12.
MISCELLANEOUS

12.1
Amendment and Waiver.

This Agreement may be amended, or any provision of this Agreement may be waived; provided, that any such amendment or waiver shall be binding upon each Member Party only if set forth in a writing executed by the Member Representative and referring specifically to the provision alleged to have been amended or waived, and any such amendment or waiver shall be binding upon Buyer or the Company, as the case may be, only if set forth in a writing executed by Buyer or the Company, as the case may be, and referring specifically to the provision alleged to have been amended or waived. No course of dealing between or among the Parties shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Party under or by reason of this Agreement and a waiver of any provision by any Party on one occasion shall not be deemed to be a waiver of the same or any other breach on a future occasion.

12.2
Notices.

All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (i) when personally delivered or sent by reputable overnight express courier (charges prepaid) or (ii) three (3) days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing, notices, demands and communications to the Member Representative (on behalf of Member Parties) and Buyer shall be sent to the addresses indicated below:

Notices to Member Representative (on behalf of Member Parties):

Trevr Smithlin
4728 Gray Wolf Drive
Oshkosh, WI 54904
Email: trevr@advertisecast.com

with a copy to (which shall not constitute notice to Member Representative):

Burns & Levinson LLP
125 High Street
Boston, MA 02108
Attention: Josef B. Volman, Esq.
Email: jvolman@burnslev.com

Notices to Buyer:

Liberated Syndication, Inc.
5001 Baum Blvd., Suite #770
Pittsburgh PA 15213
Attention: Laurie Sims
Email: lauri@libsyn.com

with a copy to (which shall not constitute notice to Buyer):

Faegre Drinker Biddle & Reath LLP
1144 15th Street, Suite 3400
Denver, CO 80202
Attention: Jeffrey A. Sherman
Email: jeff.sherman@faegredrinker.com

12.3
Expenses.

Except as otherwise provided in this Agreement or the other Transaction Documents, (a) Buyer will bear its respective fees and expenses incurred in connection with the preparation, negotiation, execution, and performance of this Agreement and the other Transaction Documents and the consummation and performance of the transactions contemplated hereunder and thereunder, including, without limitation, all fees and expenses of its advisors and Representatives and (b) the Member Parties, severally and not jointly, will bear the respective fees and expenses incurred by the Company and any Member Party in connection with the preparation, negotiation, execution, and performance of this Agreement and the other Transaction Documents and the consummation and performance of the transactions contemplated hereunder and thereunder, including, without limitation, the Members’ Expenses and all fees and expenses of its advisors and Representatives. Notwithstanding the foregoing, Buyer will bear all fees and expenses incurred in connection with the preparation and completion of the Financial Audit unless the Company, the Member Parties, or Buyer terminate this Agreement pursuant to ARTICLE 11, provided that such termination does not arise out of Buyer’s material breach of any term of this Agreement or failure to close pursuant to Section 11.1(e)(3). If the Company, the Member Parties, or Buyer terminate this Agreement pursuant to ARTICLE 11, the Member Parties shall reimburse Buyer for all fees and expenses incurred in connection with the preparation and completion of the Financial Audit within ninety (90) days of such termination.

12.4
Assignment and Successors.

(a) This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of Buyer and its successors and permitted assigns, on the one hand, and the Member Parties and their legal representatives, on the other hand, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by either Party without the prior written consent of the other Party, other than as set forth in Section 12.4(b). Any purported assignment of rights or delegation of obligations in violation of this Section 12.4 will be void.

(b) Buyer may, in its sole discretion, assign in whole or in part its rights and obligations pursuant to this Agreement to one or more of its Affiliates (provided, no such assignment shall relive Buyer of its obligations hereunder), and Buyer may, in its sole discretion, direct the Company to convey the Purchased Interests, in whole or in part, to one or more of its Affiliates, so long as Buyer continues to be bound by the terms hereof. Buyer may assign this Agreement and its rights and obligations hereunder, including, without limitation, its rights and obligations under any other Transaction Document, in whole or in part, in connection with a merger or consolidation involving Buyer or in connection with a sale of any equity interests or assets of Buyer or its Affiliates or other disposition of all or any portion of the Business (provided, no such asset sale or disposition of any portion of the Business shall relieve Buyer of its obligations hereunder). Buyer may assign any and all of its rights pursuant to this Agreement, including, without limitation, its rights to indemnification, to any of its lenders as collateral security.

12.5
No Waiver.

Neither any failure nor any delay by any Party in exercising any right, power or privilege under this Agreement or any of other Transaction Document will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable Law, (a) no claim or right arising out of this Agreement or any other Transaction Document can be waived by a Party, in whole or in part, unless made in a writing signed by such Party; (b) a waiver given by a Party will only be applicable to the specific instance for which it is given; and (c) no notice to or demand on a Party will (i) waive or otherwise affect any obligation of that Party or (ii) affect the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

12.6
Severability.

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held to be prohibited by or invalid, illegal or unenforceable under applicable Law in any respect by a court of competent jurisdiction, such provision shall be ineffective only to the extent of such prohibition or invalidity, illegality or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

12.7
Further Assurances.

The Parties will (a) execute and deliver to each other such other documents and (b) do such other acts and things as a Party may reasonably request for the purpose of carrying out the intent of this Agreement and the other Transaction Documents and the transactions contemplated hereunder and thereunder.

12.8
Entire Agreement.

This Agreement and the other Transaction Documents contain the entire agreement and understanding between the Parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, whether written or oral, relating to such subject matter in any way and any prior confidentiality agreements entered into by the Parties or their Affiliates.

12.9
Remedies Cumulative.

Except as otherwise expressly set forth in this Agreement, the rights and remedies of the Parties are cumulative (and not alternative) and are in addition to any other rights and remedies that the Parties might have at Law or in equity (including, without limitation, claims for breach of contract, fraud or intentional misrepresentation, criminal activity, federal and state securities Laws, deceptive practice acts, tort, federal and state statutory claims, and any other available remedies).

12.10
Counterparts; Electronic Signatures.

(a) This Agreement and the other Transaction Documents may be executed in one or more counterparts, each of which will be deemed to be an original copy and all of which, when taken together, will be deemed to constitute one and the same agreement or document, and will be effective when counterparts have been signed by each of the Parties and delivered to the other Parties.

(b) A manual signature on this Agreement or the other Transaction Documents or an image of which shall have been transmitted electronically (including a PDF signature, or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com), will constitute an original signature for all purposes. The delivery of copies of this Agreement or other documents to be delivered pursuant to this Agreement, including, without limitation, executed signature pages where required, by electronic transmission will constitute effective delivery of this Agreement or such other Transaction Documents for all purposes.

12.11
Governing Law.

The Law of the State of Nevada shall govern all questions concerning the construction, validity, interpretation and enforceability of this Agreement and the Exhibits and Schedules attached hereto, and the performance of the obligations imposed by this Agreement, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Nevada or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Nevada.

12.12
Consent to Jurisdiction.

Each Party irrevocably submits to the exclusive jurisdiction of (a) the state courts in Carson City, Nevada and (b) the United States District Court for the District of Nevada, for the purposes of any Action arising out of this Agreement, the other Transaction Documents or any transaction contemplated hereunder or thereunder. Each Party agrees to commence any such Action either in the United States District Court for the District of Nevada, or if such Action may not be brought in such court for jurisdictional reasons, in the state courts in New Castle County, Delaware. Each Party further agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth above shall be effective service of process for any Action in state or Federal court with respect to any matters to which it has submitted to jurisdiction in this Section 12.12. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any Action arising out of this Agreement or the transactions contemplated by this Agreement in (i) the state courts in Carson City, Nevada, or (ii) the United States District Court for the District of Nevada, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF.

12.13
No Third-Party Beneficiaries.

Other than the Indemnitees and the Parties, their successors, legal representatives, heirs and permitted assigns, no Person will have any legal or equitable right, remedy or claim under or with respect to this Agreement. This Agreement may be amended or terminated, and any provision of this Agreement may be waived, without the consent of any Person who is not a party to the Agreement.

12.14
Schedules.

The disclosure schedules dated as of the date of this Agreement and delivered to the Buyer herewith (each, a “Schedule” and together, the “Disclosure Schedules”) have been organized into sections and subsections that correlate to the sections and subsections of this Agreement, and are hereby incorporated by reference into this Agreement. The information and disclosures referenced by a particular section of this Agreement and disclosed on any Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other Disclosure Schedule or representation or warranty contained in ARTICLE 3 or ARTICLE 4, as applicable, as though fully set forth in such Disclosure Schedule or representation or warranty if the relevance of such disclosure to such other sections is reasonably apparent on its face, notwithstanding the absence of a cross reference contained therein.

12.15
Interpretation.

(a) For purposes of this Agreement, (a) the word “or” is not exclusive; and (b) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole.

(b) Unless the context otherwise requires, references herein:

(i) to the singular includes the plural and vice versa;

(ii) to any Person includes such Person’s successors and assigns, if applicable, but only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity.

(iii) to a gender includes the other gender;

(iv) to a “copy” or “copies” of any document, instrument, or agreement means a copy or copies that are complete and correct;

(v) to all accounting terms will be interpreted, and all accounting determinations under this Agreement will be made, in accordance with GAAP, except as otherwise set forth herein;

(vi) to Articles, Sections, Schedules and Exhibits mean the Articles and Sections of, and Schedules and Exhibits attached to, this Agreement;

(vii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof;

(viii) to a Law means such Law as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder;

(ix) to any section or other provision of any Law means that provision of such Law as from time to time in effect, including, without limitation, any amendment, modification, codification, replacement, or reenactment of such section or other provision;

(c) The Parties intend that each representation, warranty and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that such Party has not breached shall not detract from or mitigate the fact that such Party is in breach of the first representation, warranty or covenant.

(d) This Agreement was negotiated by the Parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party as having been drafted by it will not apply to any construction or interpretation of this Agreement. The Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

(e) The headings and captions contained in this Agreement are for convenience of reference only, shall not be deemed to be part of this Agreement, and shall not be referred to in connection with the construction or interpretation of this Agreement.

(Signature page follows)

IN WITNESS WHEREOF, the Parties have caused this Membership Interest Purchase Agreement to be executed as of the date first written above.

BUYER: LIBERATED SYNDICATION, INC. By: /s/ Laurie Ann Sims Name: Laurie Ann Sims Title: President and COO

COMPANY:

ADVERTISECAST, LLC

By: /s/ Trevr Smithlin
Name: Trevr Smithlin
Title: Manager

MEMBER PARTIES:

 /s/ Trevr Smithlin
Trevr Smithlin

TECHWHALE, LLC

By: /s/ Dave Hanley
Name: Dave Hanley
Title: Member

 /s/ Dave Hanley
Dave Hanley

MEMBER REPRESENTATIVE:

 /s/ Trevr Smithlin
Trevr Smithlin

Appendix A
Definitions

For purposes of the Agreement, the following terms, when used herein with initial capital letters, shall have the respective meanings set forth herein:

“Action” means any claim, action, cause of action, suit, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such first Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Authorized Action” has the meaning set forth in Section 8.3.

“Basket” has the meaning set forth in Section 10.2(b).

 “Benefit Plan” means any “employee benefit plan” (as such term is defined in ERISA Section 3(3)) and any other bonus, incentive compensation, profit-sharing, stock option, stock appreciation right, stock bonus, stock purchase, employee stock ownership, deferred compensation, savings, severance, change in control, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, disability, accident, group insurance, vacation, holiday, sick leave, fringe benefit, welfare plan, or any other employee compensation or benefit plan (whether or not subject to ERISA), program, policy, practice, Contract or similar arrangement of any kind (whether qualified or nonqualified, effective or terminated, written or unwritten) that applies to current or former employees or directors (or their spouses or dependent children) of the Company and that the Company maintains, to which the Company contributes or has any obligation to contribute, or with respect to which the Company has any Liability or potential Liability, including, but not limited to Liability with respect to an ERISA Affiliate.

“Business” means sales related to, and the facilitation and monetization of, podcast advertising.

“Business Days” means any day except Saturday, Sunday or any other day on which commercial banks located in Nevada are authorized or required by Law to be closed for business.

“Buyer” has the meaning set forth in the preamble.

“Buyer Indemnitees” has the meaning set forth in Section 10.2(a).

“Buyer Stock” means a number of shares of the common stock of Buyer being equivalent in value as of the Closing to $10,000,000, with the value of each share of Buyer common stock for such purpose being deemed to be $4.20, which shall be determined by the volume-weighted average price per share of Buyer’s stock over the twenty (20)-day trading period prior to the execution of this Agreement.

“Buyer Warranty Losses” has the meaning set forth in Section 10.2(c).

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act.

“Cash on Hand” means all unrestricted cash (net of all outstanding or uncleared checks or other payments) of the Company as of immediately prior to the Closing.

“Change of Control” means a merger, consolidation, plan of exchange or liquidation to which Buyer or a majority-in-interest of its stockholders is a party or any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of Buyer (except an event in which the majority of the beneficial ownership of Buyer and its assets does not change).

“Closing” has the meaning set forth in Section 2.1.

“Closing Cash Consideration” means the $18,000,000 portion of the Purchase Price in relation to the Closing.

“Closing Cash Purchase Price” has the meaning set forth in Section 1.2(a).

“Closing Date” has the meaning set forth in Section 2.1.

“Closing Date Net Working Capital” means the sum of (a) the Current Assets, as of the Closing, less (b) the Current Liabilities, as of the Closing, each determined in accordance with the respective definitions of Current Assets and Current Liabilities, and subject to such definitions, prepared consistently with the Target Working Capital Schedule.

“Closing Date Statement” has the meaning set forth in Section 1.3(a).

“Closing Indebtedness” means (i) all Indebtedness of the Company, (ii) all payroll liabilities of the Company, (iii) compensation or benefits to employees, including pro-rata portions of any annual bonuses definitively earned and owed and not subject to further performance, (iv) commissions due with respect to sales made, and (v) reimbursements due to employees or independent contractors for items including, but not limited to, vehicle mileage, home office expenses and the like, in each case, as of immediately prior to the Closing.

“COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Code Section 4980B and of any similar state Law.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preamble.

“Company Employee Trust” means that certain liquidating trust to be formed by the employees of the Company prior to the Closing Date, which shall exist for the sole purpose of receiving the Employee Trust Earn-Out Payment in the event the Earn-Out Target is achieved, pursuant Section 1.5.

“Company Health Plan” has the meaning set forth in Section 4.13(m).

“Company IT Systems” means the Software, computer systems, servers, hardware, network equipment, databases, websites, and other information technology systems that are used to process, store, maintain and operate data, information, and functions used in connection with the business of the Company, whether owned, leased or licensed by the Company.

“Confidential Information” means any information that belongs to the Company or that the Company has a right to use that has value to the Company and its Affiliates and is not generally known to its competitors, including, without limitation, client lists and information, design details, technical information and specifications, marketing techniques, plans and procedures, instruction manuals, know-how, trade secrets, information concerning market conditions, marketing and business information generally, scientific information, financial information, price policies and other material of whatever description regarding the products, services, affairs, businesses or method of carrying on business of the Company or its Affiliates.

“Contract” means any oral or written agreement, instrument, license, document, lease, commitment, understanding, arrangement, employee benefit or welfare plan or other business or commercial arrangement or commitment (in each case, including, without limitation, any extension, renewal, amendment or other modification thereof) to which such Person is a party or by which such Person is bound.

“Current Assets” means accounts receivable (less any reserves for bad debt determined in accordance with GAAP), but excluding (a) the portion of any prepaid expense of which Buyer will not receive the benefit following the Closing, (b) deferred and other Tax assets and (c) receivables from any of the Company’s Affiliates, managers, employees, officers or members and any of their respective Affiliates, determined in accordance with GAAP applied using, so long as the following are in accordance with GAAP, the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Financial Statements for the most recent fiscal year end as if such accounts were being prepared and audited as of a fiscal year end.

“Current Liabilities” means accounts payable, sales Taxes payable, other accrued Taxes, accrued expenses, credit card liabilities, accrued payroll liabilities, all other accrued or current liabilities and deferred revenues, determined in accordance with GAAP applied using, so long as the following are in accordance with GAAP, the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Financial Statements for the most recent fiscal year end as if such accounts were being prepared and audited as of a fiscal year end.

“Data Compromise Event” means any unauthorized access, unauthorized acquisition, unauthorized use, or unauthorized disclosure, loss, or theft of Sensitive Data, including Personal Data (a) that constitutes a breach or a data security incident under any applicable Data Protection Laws or would trigger a notification or reporting requirement under any Contract or the PCI DSS, or (b) materially compromises (individually or in the aggregate) the security or privacy of such Sensitive Data, including Personal Data.

“Data Protection Laws” shall mean all applicable industry standards concerning the privacy and security of Personal Data, including the Payment Card Industry Data Security Standard (“PCI DSS”) and any applicable Laws relating to privacy, data security and breach notification, including with respect to the collection, access, usage, disclosure, transfer, sharing, retention, destruction, disposal of or other processing of Personal Data, including the Federal Trade Commission Act (including but not limited to the Federal Trade Commission’s Safeguards Rule and Disposal Rule), the CAN-SPAM Act, Electronic Signatures in Global and National Commerce Act and any state electronic signature Laws, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, Children’s Online Privacy Protection Act, the California Consumer Privacy Act and other state privacy laws, state social security number protection Laws, state data breach notification Laws, state data security Laws, state health information privacy Laws, the European Union General Data Protection Regulation (EU) 2016/679 and its predecessor the European Union Directive 95/46/EC and the individual data protection Laws of European or other foreign nations.

“Disclosure Schedules” has the meaning set forth in Section 12.14.

“Dispute Notice” has the meaning set forth in Section 1.3(a).

“Earn-Out Dispute Notice” has the meaning set forth in Section 1.5(b).

“Earn-Out Payment” has the meaning ascribed to it in Section 1.5(a).

“Earn-Out Period” means the period of time from the Closing through the close of business on December 31, 2021, or during the twelve (12) month period following the Closing.

“Earn-Out Target” means $18 million of gross revenue for calendar year 2021 or any consecutive twelve (12) month period following Closing that ends no later than the first anniversary of the Closing. Revenue will be recognized in accordance with Buyer’s current policies and practices and in accordance with GAAP; except for any revenue classified as self-serve revenue, which will be recognized as revenue in accordance with the Company’s current practices.

“EBITDA” means the net income before interest, taxes, depreciation and amortization, determined in accordance with GAAP, and excluding (i) extraordinary, unusual, infrequent or non-recurring items of gain, (ii) gains or losses resulting from the sale of assets other than in the ordinary course of business consistent with past practice, and (iii) revenue generated by transactions with Affiliates.

“Employment Agreements” means the employment agreement, consulting, employee lease or and restrictive covenant agreements, as applicable, each substantially in the forms included in Exhibit B hereto, between the Company and each of the individuals or entities set forth on Appendix A.1.

“Employee Pension Benefit Plan” means any “employee pension benefit plan” as such term is defined in ERISA Section 3(2).

“Employee Welfare Benefit Plan” means any “employee welfare benefit plan” as such term is defined in ERISA Section 3(1).

“Environmental and Safety Requirements” means all Laws and all obligations under any Contract, concerning occupational or public health and safety, worker health and safety, pollution, or protection of natural resources or the environment, including, without limitation, all those relating to the presence, use, production, generation, handling, transport, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, investigation, remediation or cleanup of Hazardous Substances, each as amended and as now or hereafter in effect.

“EO Review Period” has the meaning set forth in Section 1.5(c).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA, or that is a member of the same “controlled group” with the Company pursuant to Section 4001(a)(14) of ERISA.

“Escrow Agent” means City National Bank.

“Escrow Agreement” means the escrow agreement in the form of Exhibit A.

“Estimated Closing Cash Purchase Price” has the meaning set forth in Section 1.3(b).

“Estimated Closing Statement” has the meaning set forth in Section 1.2(a)(i).

“FFCR Act” means the Families First Coronavirus Response Act.

“Final Adjustment Amount” has the meaning set forth in Section 1.3(a).

“Final Closing Cash Purchase Price” has the meaning set forth in Section 1.3(a).

“Financial Audit” means the audit of the Company’s financial statements together with an audit report containing an unqualified opinion issued by an auditing firm registered and in good standing with the Public Company Accounting Oversight Board.

“Financial Statements” has the meaning set forth in Section 4.5.

“Fundamental Representations” means those representations and warranties set forth in Sections 3.1 (Organization and Authority), 3.2 (Absence of Conflicts), 3.3 (Ownership of Membership Interests), 3.4 (Member Parties’ Brokers), 4.1 (Organization and Power), 4.2 (Authorization), 4.3 (Capitalization; Subsidiaries), 4.4 (Absence of Conflicts), 4.8 (Tax Matters), and 4.26 (Company Broker).

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Entity” means any government, agency, governmental department, commission, board, bureau, court, arbitration panel or instrumentality of the United States of America or any foreign government or any state, municipality or other political subdivision in or of any of the foregoing (whether now or hereafter constituted and/or existing) and any court, agency, instrumentality, regulatory commission or other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

 “Hazardous Substances” means any hazardous or otherwise regulated materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, radioactive materials, mold or microbial matter, noise or electromagnetic radiation or any other substances which is or may be harmful to human health or the environment or which is regulated, limited or prohibited under any Environmental and Safety Requirement.

“Healthcare Reform Laws” has the meaning set forth in Section 4.13(m).

“Incidents” has the meaning set forth in Section 4.10(f).

“Indebtedness” of any Person, means, without duplication, the sum of (a) indebtedness for borrowed money; (b) obligations for the deferred purchase price of property or services (other than Current Liabilities taken into account in the calculation of Closing Date Net Working Capital), (c) long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments, (d) obligations under any interest rate, currency swap or other hedging agreement or arrangement; (e) capital lease obligations; (f) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions; (g) all payroll Taxes arising as a result of the transactions contemplated by this Agreement and all payroll Taxes deferred pursuant to the CARES Act, FFCR Act, federal executive order or otherwise, (h) guarantees made by the Company on behalf of any third-party in respect of obligations of the kind referred to in the foregoing clauses (a) through (g); and (i) any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (g).

“Indemnitee” means any Person that is seeking indemnification from an Indemnitor pursuant to the provisions of this Agreement.

“Indemnitor” means any Party hereto from which any Indemnitee is seeking indemnification pursuant to the provisions of this Agreement.

“Indemnity Escrow Account” has the meaning set forth in Section 1.2(d).

“Indemnity Escrow Amount” has the meaning set forth in Section 1.2(d).

“Intellectual Property” means all rights or interests, whether as an owner, licensor, licensee or otherwise, along with all income, royalties, damages and payments due or payable at the Closing Date or thereafter, including, without limitation, damages and payments for past, present or future infringements or misappropriations thereof, the right to sue and recover for past infringements or misappropriations thereof and any and all corresponding rights or interests that, now or hereafter, may be secured throughout the world: (a) patents, patent applications, patent disclosures, inventions, industrial designs and models (whether or not patentable and whether or not reduced to practice) and any reissue, continuation, continuation-in-part, division, revision, extension or reexamination thereof; (b) trademarks, service marks, trade dress, logos, trade names, corporate names and domain names, together with all translations, adaptations, derivations, and combinations, including, without limitation, all goodwill associated therewith; (c) copyrights, registered or unregistered, database rights and works of authorship; (d) mask works; (e) rights of publicity and privacy relating to the use of names, likenesses, voices, signatures and biographical information of natural persons; (f) all registrations, applications and renewals for any of the foregoing; (g) trade secrets, know-how and Confidential Information (including, without limitation, ideas, formulae, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial, business and marketing information and plans, and customer and supplier lists, pricing and cost information, and related information); (h) software, all rights with respect to computer software and software systems (including, without limitation, data, data compilations, codes, annotations, databases and related documentation); (i) websites, including, without limitation, public and non-public websites, intranet sites and FTP sites; (j) other proprietary rights; (k) rights of personality used in the Business; (l) licenses, license agreements, coexistence agreements, consent agreements, agreements to assign or other agreements to or from third parties regarding the foregoing; (m) all copies and tangible embodiments of the foregoing (in whatever form or medium), in each case including, without limitation, the items set forth on Schedule 4.10(a); (n) all internet domain names, social media accounts or user names (including “handles”) and all content and data thereon or relating thereto, telephone numbers, and telephone directory listing; and (o) all moral rights or rights of attribution or integrity in any of the foregoing.

“Interim Financial Statements” has the meaning set forth in Section 4.5.

“Knowledge” means, in the case of a Member, the actual knowledge of such Member.

 “Law” means all federal, state, local and foreign laws, statutes, codes, rules, regulations, ordinances, judgments, orders, decrees and the like of any Governmental Entity, including common law.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, building, structures, improvements, fixtures or other interest in real property held by the Company.

 “Leases” means all real property leases, subleases, licenses, concessions and other agreements (written or oral), including, without limitation, all amendments, extensions, renewals, guaranties and other agreements with respect thereto, to which the Company is a party, including, without limitation, the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company thereunder.

“Liability” means any liability, obligation or commitment of any nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including, without limitation, any liability for Taxes.

“Lien” means any encumbrance, charge, claim, community or other marital property interest, condition, equitable interest, lien (whether voluntary, involuntary, statutory, or other), option, pledge, hypothecation, preference, priority, security interest, mortgage, right of way, easement, encroachment, servitude, conditional sale or other title retention arrangement, security or other deposits, right of first option, right of first refusal, or restriction of any kind, including, without limitation, any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

“Losses” means any loss, Liability, obligation, Action, damage, deficiency, Tax, judgment, award, assessment, diminution of value, penalty, fine, cost or expense or whatever kind, in each case, whether or not arising out of third-party claims (including, without limitation, interest, penalties, reasonable legal, consultant, accounting and other professional fees, all amounts paid in investigation, defense or settlement of any of the foregoing, and all amount paid in connection with enforcing such Person’s indemnification rights hereunder).

“Material Adverse Effect” means, with respect to any entity, any event, occurrence, fact, effect, condition or change that, individually or in the aggregate, would be materially adverse to the business, assets, condition (financial or otherwise), business prospects, operating results, or operations of such entity, taken as a whole, or on the ability of such entity to consummate timely the transactions contemplated hereby on a timely basis and by the other Transaction Documents, or any other effect, condition or change that would materially impair such entity’s ability to operate in the ordinary course; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which such entity operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Buyer; (vi) any matter of which the Parties are aware on the date hereof; (vii) any changes in applicable Laws or accounting rules (including GAAP); (viii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with such entity; (ix) any natural or man-made disaster or acts of God; (x) any epidemics, pandemics, disease outbreaks, or other public health emergencies; or (xi) any failure by such entity to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); provided, however, than any event, occurrence, fact, effect, condition or change referred to in clauses (i) through (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, effect, condition or change has a disproportionate effect on the Company compared to other participants in the industries in which the Company conducts its businesses.

“Material Contracts” has the meaning set forth in Section 4.9(a).

“Member” has the meaning set forth in the preamble.

“Member Losses” has the meaning set forth in Section 10.3(b).

“Member Party” has the meaning set forth in the preamble.

“Member Indemnitees” has the meaning set forth in Section 10.3(a).

“Member Representative” has the meaning set forth in Section 8.1.

“Members’ Expenses” means the amount of (i) all (A) change of control, termination, severance, bonus or retention obligations which are triggered by or paid incident to the transactions contemplated by this Agreement or the other Transaction Documents, and (B) the employer’s portion of any employment Taxes applicable to any amounts set forth in the preceding sub-clause (A), (ii) all fees and expenses payable to any legal counsel, accountants or other advisors of a Member Party or the Company in connection with the transactions contemplated by this Agreement or the other Transaction Documents, in each case to the extent unpaid as of the Closing Date, and (iii) fifty percent (50%) of the premiums, underwriting fees, brokers’ commissions and other costs and expenses related to the R&W Policy.

“Membership Interests” has the meaning set forth in the recitals.

“Multiemployer Plan” means a multiemployer plan within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA.

“Net Working Capital Target” means $0.00.

“Neutral Accountant” has the meaning set forth in Section 1.3(c).

“Notice of Claim” has the meaning set forth in Section 10.5(a).

“Off-the-Shelf Software” means any Software that is generally available to the public through retail stores or commercial distribution channels and licensed to the Company or the Company Subsidiaries pursuant to standard terms and conditions.

“Open Source Software” shall mean any software that is distributed as free software or open source software, or under similar licensing or distribution models.

“Parties” has the meaning set forth in the preamble.

“Percentage Interests” has the meaning set forth in the recitals.

“Person” means an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any Governmental Entity, or any similar entity.

“Personal Data” shall mean any information that relates to, identifies, describes, is capable of being associated with, or could reasonably linked to an individual, including name, street address, telephone number, email address, photograph, video, biometric data, social security number, driver’s license number, passport number, customer or account number, or financial information.

“Pre-Closing Tax Period” means any taxable period or portion thereof ending on or before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date.

“Proceeding” means any Action, summons, citations or subpoena, audit, hearing, public meeting or inquiry of any kind or nature whatsoever, civil, criminal, administrative, regulatory or otherwise, at law or in equity, whether or not such matter is before a Governmental Entity or any other Person.

“Prohibited Transaction” is defined in ERISA Section 406 and Code Section 4975.

 “Purchase Price” means the sum of (i) $18,000,000, plus (ii) Buyer Stock, plus (iii) the portion of the $2,000,000 in cash or shares of the Earn-Out Payment, if any, that is earned and due and payable hereunder, each as otherwise adjusted in accordance with the terms of the this Agreement.

“Purchased Interests” has the meaning set forth in the Section 1.1.

 “Related Person” means (a) with respect to an individual: (i) each other member of such individual’s nuclear family; (ii) any Person that is directly or indirectly controlled by such individual or any one or more members of such individual’s nuclear family; (iii) any Person in which members of such individual’s nuclear family hold (individually or in the aggregate) a material interest; and (iv) any Person with respect to which one or more members of such individual’s nuclear family serves as a director, officer, partner, manager, executor, or trustee (or in a similar capacity) and (b) with respect to a Person other than an individual: (i) any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with, such specified Person; (ii) any Person that holds a material interest in such specified Person; (iii) each Person that serves as a director, officer, partner, manager, executor, or trustee of such specified Person (or in a similar capacity); (iv) any Person in which such specified Person holds a material interest; and (v) any Person with respect to which such specified Person serves as a general partner, manager, or a trustee (or in a similar capacity).

“Released Claims” has the meaning set forth in Section 7.5(a).

“Released Parties” has the meaning set forth in Section 7.5(a).

“Releasing Parties” has the meaning set forth in Section 7.5(a).

“Relevant Group” means any affiliated, combined, consolidated, unitary or other group for Tax purposes, including (without limitation) an affiliated group of corporations within the meaning of Section 1504 of the Code.

“Representatives” means, with respect to a Person, such Person's officers, directors, stockholders, partners, members, managers, employees, consultants, agents, attorneys, accountants, investment bankers, advisors, financing sources and other representatives.

“Review Period” has the meaning set forth in Section 1.3(a).

“R&W Insurer” has the meaning set forth in Section 6.8.

“R&W Policy” has the meaning set forth in Section 6.8.

“SEC” means the Securities and Exchange Commission.

“Schedules” has the meaning set forth in Section 12.14.

“Sensitive Data” means any data of the Company that is comprised of or contains the Company’s Intellectual Property and/or Personal Data.

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code, object code or other form; (ii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing; (iii) data, databases and compilations of data, whether machine readable or otherwise; and (iv) documentation and other materials related to any of the foregoing, including user manuals and training materials.

“Standard Representations” means all representations and warranties contained in this Agreement or any other Transaction Document, any Schedule, any Exhibit, or any other certificate, document, or other writing delivered in connection with this Agreement or other Transaction Document, in all cases, other than the Fundamental Representations.

“Straddle Period” has the meaning set forth in Section 9.1(c).

“Subsidiaries” means with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director or general partner of such partnership, association or other business entity.

“Target Working Capital Schedule” means Schedule B hereto.

“Tax” (and, with correlative meaning, “Taxes,” “Taxable” and “Taxing”) means (i) any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profits, environmental (including, without limitation, under Section 59A of the Code), customs, duty, escheat, unclaimed property, real property, real property gains, personal property, capital stock, social security, Medicare, unemployment, disability, payroll, license, employee or other withholding or other tax assessment, fees, levy or other charge of any kind whatever imposed by any Governmental Entity, whether disputed or not, including, without limitation, any interest, penalties or additions to tax or additional amounts in respect of the foregoing; (ii) any Liability for or in respect of the payment of any amount of a type described in clause (i) of this definition arising as a result of being or having been a member of a Relevant Group and (iii) any Liability for or in respect of the payment of any amount of a type described in clause (i) or (ii) of this definition as a transferee or successor, by Contract or otherwise.

“Tax Contest” has the meaning set forth in Section 8.1(j).

“Tax Indemnitee” means Buyer and its Subsidiaries and Affiliates (including, following the Closing, the Company).

“Tax Representations” means the representations and warranties set forth in Section 4.8.

“Tax Return” means any return, declaration, report, claim for refund, information return or other document (including, without limitation, any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of Taxes or the administration of any Law relating to any Taxes.

“Taxing Authority” means any Governmental Entity having or purporting to exercise jurisdiction with respect to any Tax.

“Third-Party Claim” has the meaning set forth in Section 10.5(a).

“Third-Party Defense” has the meaning set forth in Section 10.5(b).

“Transaction Documents” means this Agreement, the Escrow Agreement, the Employment Agreements, and each other agreement executed pursuant to this Agreement and each other document or certificate contemplated hereby or thereby.

“WARN Act” has the meaning set forth in Section 4.12(h).

“Working Capital Adjustment” means, (1) if the amount of the Closing Date Net Working Capital is less than the Net Working Capital Target, a reduction to the Purchase Price by an amount equal to the absolute value of the Closing Date Net Working Capital minus the Net Working Capital Target, (2) if the amount of the Closing Date Net Working Capital is greater than the Net Working Capital Target, an increase to the Purchase Price by an amount equal to the absolute value of the Net Working Capital Target minus the Closing Date Net Working Capital, or (3) if the amount of the Closing Date Net Working Capital is neither less than nor greater than the Net Working Capital Target, then an amount equal to zero.

“Year-End Financial Statements” has the meaning set forth in Section 4.5.